As filed with the Securities and Exchange Commission on December 11, 2013

Registration No. 333-192246

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SCORPIO BULKERS INC.

(Exact name of registrant as specified in its charter)

Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Scorpio Bulkers Inc. 9, Boulevard Charles III MC 98000 Monaco (011) 377 9798 5716	Seward & Kissel LLP Attention: Lawrence Rutkowski, Esq. Edward S. Horton, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Lawrence Rutkowski, Esq. Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)	Stephen P. Farrell, Esq. Finnbarr D. Murphy, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000 (telephone number) (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, $0.01 par value per share	$297,148,500	$38,272(4)

(1)	Includes 3,915,000 common shares that may be sold pursuant to exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(4)	The amount of the registration fee is $38,272, of which $12,880 was paid in connection with the initial filing of the registration statement on Form F-1 on November 8, 2013, $9,660 was paid in connection with the filing of Amendment No. 1 to Form F-1 filed on November 27, 2013, and the remaining amount of $15,732 was paid in connection with the filing of this Amendment No. 4 to Form F-1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED December 11, 2013

PRELIMINARY PROSPECTUS

26,100,000 Common Shares

Scorpio Bulkers Inc.

This is our initial public offering of common shares in the United States. Currently our common shares are not listed on any United States securities exchange.

Our common shares are traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “SALT.” On December 6, 2013, the closing price of our common shares was 61.03 Norwegian Kroner (“NOK”) per share, which was equivalent to approximately $9.90 per share based on the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date.

Our common shares have been approved for listing on the New York Stock Exchange under the symbol “SALT”, upon notice of issuance.

We are an “emerging growth company” and we are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common shares involves risks. Please read “Risk Factors” beginning on page 19.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us(1)	$	$

(1)	See “Underwriting” for additional information regarding the total underwriter compensation.

To the extent that the underwriters sell more than 26,100,000 common shares, the underwriters have the option to purchase up to an additional 3,915,000 common shares from us at the initial public offering price less the underwriting discounts.

The underwriters expect to deliver the common shares against payment in New York on                     , 2013.

Deutsche Bank Securities

Credit Suisse	RS Platou Markets AS

Evercore	Global Hunter Securities	Stifel	Credit Agricole CIB

Prospectus dated                     , 2013

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Until                     , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our common shares. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional common shares is not exercised.

Unless otherwise indicated, references to “Scorpio Bulkers,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, Scorpio Bulkers Inc., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway.

Concurrently with the closing of this offering, we plan to offer to exchange all of the unregistered common shares that we previously issued in the Equity Private Placements (referred to below), other than the common shares owned by SSH and other affiliates of ours, for common shares that have been registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. We have filed a registration statement on Form F-4 to register the common shares to be offered by us in the Exchange Offer. We expect such registration statement to become effective concurrently with the registration statement of which this prospectus forms a part.

Our Business

We are an international shipping company that was recently incorporated in the Republic of the Marshall Islands on March 20, 2013 for the purpose of acquiring and operating the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. We believe that it is an opportune time to acquire these vessels because acquisition costs for these vessels are currently near the lowest average levels of the past 10 years. In addition, we believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage. The drybulk carriers that we have agreed to acquire for an aggregate purchase price of $1,590.5 million, will transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and will be employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. Our initial fleet will consist of 52 newbuilding drybulk vessels, including 28 Ultramax vessels, 21 Kamsarmax vessels and three Capesize vessels, each with a carrying capacity of between 60,000 dwt and 180,000 dwt and an aggregate carrying capacity of approximately 4.0 million dwt. We refer to these vessels as our Initial Fleet. Until we take delivery of one or more of the vessels in our Initial Fleet, which is expected to occur in the second quarter of 2014, we do not anticipate earning a material amount of revenues from our operations unless we charter-in vessels or purchase recently delivered newbuilding vessels. The vessels in our Initial Fleet are to be constructed at established shipyards in Japan, China and Romania and are scheduled to be delivered to us between the second quarter of 2014 and the third quarter of 2016.

We have issued an aggregate of 97,240,411 common shares in three separate Norwegian private placements exempt from registration under the Securities Act, resulting in net proceeds to us of $824.0 million, in aggregate, which we refer to collectively as the “Equity Private Placements.”

Following the completion of this offering, we expect to have in excess of $809.3 million of available cash from the net proceeds of this offering, based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date), and a portion of the net proceeds of $570.6 million from the Equity Private Placements. As of December 9, 2013, we have paid a total of $251.5 million in initial installment payments due under our shipbuilding contracts for our Initial Fleet. We plan to finance the remaining contractual commitments of $1,338.9 million for our Initial Fleet with the net proceeds received from this offering, the remaining net proceeds we have received from the Equity Private Placements, other available cash on hand, cash flows from operations after the delivery of one or more vessels in our Initial Fleet, borrowings under new secured credit facilities, and from securities offered in the public and private debt and equity capital markets. We cannot assure you that we will be successful in obtaining the necessary financing to fund all of our remaining contractual obligations under our shipbuilding contracts or will be able to take delivery of all the vessels we have agreed to acquire.

In addition, we plan to use a portion of the net proceeds from this offering and the net proceeds from future equity or debt offerings or both, together with the amounts we expect to be available to us under the credit facilities we plan to enter, to fund additional vessel acquisitions. Our intention is to acquire additional latest generation drybulk carriers with fuel-efficient vessel specifications and carrying capacities of greater than 30,000 dwt, either directly from shipyards or from owners with existing newbuilding vessel contracts. We may also acquire secondhand vessels that meet our stringent vessel specifications. The timing of these vessel acquisitions will depend on our ability to identify suitable vessels on attractive acquisition terms. Although we may have the capacity to obtain additional financing, we intend to maintain moderate levels of leverage of not more than 60% of the value of the Company’s vessels collateralizing its indebtedness on a consolidated basis.

Our Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (NYSE: “STNG”), or Scorpio Tankers, a large international shipping company engaged in seaborne transportation of refined petroleum products, that as of November 8, 2013, owned or had contracted for the construction of 73 tanker vessels, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also owns and controls the Scorpio Group, which includes Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, and Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers, has a senior management position at the Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company. SSM and SCM also provide technical and commercial management services to Scorpio Tankers as well as unaffiliated vessel owners.

Our Relationship with the Scorpio Group

We believe that one of our principal strengths is our relationship with Scorpio Tankers and the Scorpio Group of companies. Our vessel operations are managed under the supervision of our board of directors, by our management team and by members of the Scorpio Group of companies. We expect our relationship with Scorpio Tankers and the Scorpio Group of companies will give us access to their relationships with major international charterers, lenders and shipbuilders. We will have access to Scorpio Group’s customer and supplier relationships and their technical, commercial and managerial expertise, which we believe will allow us to compete more effectively and operate our vessels on a cost efficient basis. The Scorpio Group, through SSH, is expected to beneficially own approximately 1.0% of our common shares following the completion of this offering excluding the common shares to be issued pursuant to the Administrative Services Agreement. Please see “Security Ownership of Certain Beneficial Owners and Management.”

In addition to our relationship with Scorpio Tankers, we believe there are opportunities for us to benefit from operational, charterer and shipyard-based synergies due to our broader shared relationship with the Scorpio Group which includes:

•	SSM, which provides vessel technical management services for 27 vessels owned by third-parties, including Scorpio Tankers, and provides us with the same services for all of our vessels.

•

SCM, which provides vessel commercial management services for 95 vessels owned by third-parties, including Scorpio Tankers, and provides us with the same services for all of our vessels. SCM manages 79 vessels (excluding the vessels in our Initial Fleet) through the spot market-oriented Scorpio Group Pools, which include the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, the Scorpio MR Pool and the Scorpio Handymax Tanker Pool.

•	SSH, which provides us and related entities with administrative services and services related to the acquisition of vessels.

We can provide no assurance, however, that we will realize any benefits from our relationship with Scorpio Tankers or the Scorpio Group.

Emanuele Lauro, our Co-Founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls SCM, our commercial manager, and SSM, our technical manager. These relationships, and other relationships between certain of our executive officers and members of the Scorpio Group, may create certain conflicts of interest between us, on the one hand, and other members of the Scorpio Group, including our commercial and technical manager, on the other hand. For example, our Chief Executive Officer, President, and Chief Operating Officer each participate in business activities not associated with us, including serving as members of the management team of Scorpio Tankers, and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his business time to the completion of our drybulk carrier acquisition program and management of the Company. Additionally, our executive officers named above serve in similar positions in the Scorpio Group. This may create conflicts of interest in matters involving or affecting us and our customers, including in the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other members of the Scorpio Group. As result of these conflicts, it is not certain that these conflicts of interest will be resolved in our favor, and other members of the Scorpio Group, who have limited contractual duties, may favor their own or other owners’ interest over our interests. Please see “Risk Factors — Our Chief Executive Officer, President and Chief Operating Officer will not devote all of their time to our business, which may hinder our ability to operate successfully.”

Our Fleet

The following table summarizes key information about our Initial Fleet as of the date of this prospectus:

Vessel Name	Vessel Type	Shipyard(1)	Vessel Size (dwt)	Latest Scheduled Delivery Date(2)
(Firm Newbuildings To Be Constructed)
SBI Hera	Ultramax	Mitsui	60,000	Q2 2016
SBI Zeus	Ultramax	Mitsui	60,000	Q2 2016
SBI Poseidon	Ultramax	Mitsui	60,200	Q3 2016
SBI Apollo	Ultramax	Mitsui	60,200	Q3 2016
SBI Leo	Ultramax	Dacks	61,000	Q2 2015
SBI Lyra	Ultramax	Dacks	61,000	Q3 2015
SBI Subaru	Ultramax	Dacks	61,000	Q3 2015
SBI Ursa	Ultramax	Dacks	61,000	Q4 2015
SBI Antares	Ultramax	Nacks	61,000	Q1 2015
SBI Bravo	Ultramax	Nacks	61,000	Q1 2015
SBI Hydra	Ultramax	Nacks	61,000	Q3 2015
SBI Maia	Ultramax	Nacks	61,000	Q3 2015
SBI Hyperion	Ultramax	Nacks	61,000	Q2 2016
SBI Tethys	Ultramax	Nacks	61,000	Q2 2016
SBI Echo	Ultramax	Imabari	61,000	Q4 2015
SBI Tango	Ultramax	Imabari	61,000	Q4 2015
SBI Cronos	Ultramax	Imabari	61,000	Q1 2016
SBI Hermes	Ultramax	Imabari	61,000	Q1 2016
SBI Hercules	Ultramax	Chengxi	63,500	Q1 2016
SBI Orion	Ultramax	Chengxi	63,500	Q4 2015
SBI Pegasus	Ultramax	Chengxi	63,500	Q3 2015
SBI Kratos	Ultramax	Chengxi	64,000	Q2 2016
SBI Samson	Ultramax	Chengxi	64,000	Q2 2016
SBI Phoenix	Ultramax	Chengxi	64,000	Q3 2016
SBI Athena	Ultramax	Chengxi	64,000	Q1 2015
SBI Thalia	Ultramax	Chengxi	64,000	Q4 2015
SBI Phoebe	Ultramax	Chengxi	64,000	Q2 2016
SBI Perseus	Ultramax	Chengxi	64,000	Q2 2016
SBI Salsa	Kamsarmax	Tsuneishi	81,600	Q3 2015
SBI Merengue	Kamsarmax	Tsuneishi	81,600	Q1 2016
SBI Capoeira	Kamsarmax	Hudong	82,000	Q3 2015
SBI Carioca	Kamsarmax	Hudong	82,000	Q4 2015
SBI Lambada	Kamsarmax	Hudong	82,000	Q1 2016
SBI Macarena	Kamsarmax	Hudong	82,000	Q2 2016
SBI Swing	Kamsarmax	Hudong	82,000	Q3 2016
SBI Jive	Kamsarmax	Hudong	82,000	Q3 2016
SBI Electra	Kamsarmax	Yangzijiang	82,000	Q3 2015
SBI Flamenco	Kamsarmax	Yangzijiang	82,000	Q3 2015
SBI Rock	Kamsarmax	Yangzijiang	82,000	Q4 2015
SBI Twist	Kamsarmax	Yangzijiang	82,000	Q1 2016
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q3 2015
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q3 2015
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q4 2015
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q1 2016
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q1 2016
SBI Cakewalk	Kamsarmax	SJC	82,000	Q2 2014
SBI Charleston	Kamsarmax	SJC	82,000	Q3 2014
SBI Samba	Kamsarmax	Imabari	84,000	Q1 2015
SBI Rumba	Kamsarmax	Imabari	84,000	Q3 2015
SBI Churchill	Capesize	Daewoo	180,000	Q4 2015
SBI Presidente	Capesize	Daewoo	180,000	Q4 2015
SBI Perfecto	Capesize	Daewoo	180,000	Q1 2016

(1)	As used in this prospectus, “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Dacks” refers to Dalian COSCO KHI Ship Engineering Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Chengxi” refers to Chengxi Shipyard Co., Ltd., “Tsuneishi” refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc. “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd., “SJC” refers to Shanghai Jiangnan-Changxing Shipbuilding Co., “Imabari” refers to Imabari Shipbuilding Co. Ltd. and “Daewoo” refers to Daewoo Mangalia Heavy Industries S.A.
(2)	Based on terms of the newbuilding contracts.
(3)	We have entered into stock purchase agreements to acquire all of the issued and outstanding equity interests of the entities that are party to the shipbuilding contracts to acquire these vessels from an unaffiliated third party.

Employment of Our Fleet

Generally, we intend to operate our vessels in spot market-oriented commercial pools, in the spot market or, under certain circumstances, on time charters. We expect that each of the vessels in our Initial Fleet following their delivery to us will initially be employed in either the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool or the Scorpio Capesize Pool, which are spot market-oriented pools with no history of operations that have been newly formed or will be formed after this offering but before delivery of the vessels in our Initial Fleet and will be managed by SCM and will expose us to fluctuations in spot market charter rates. See “Business—Employment of our Fleet.”

Spot Market-Oriented Commercial Pools

To increase vessel utilization and thereby revenues, we intend to participate in commercial pools operated by SCM, in which other shipowners with similar, high-quality, modern and well-maintained vessels participate. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by attempting to secure backhaul voyages, which is when cargo is transported on the return leg of a journey, and cargo contracts of affreightment, or COAs, thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market. Freight rates are commonly measured in the shipping industry in terms of TCE per day, which represent subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the resulting net amount (TCE revenues) by the number of revenue days in the period, where revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock.

Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in drybulk vessel charter rates.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts should rates become more attractive. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.

Management of Our Business

Commercial and Technical Management

Upon delivery our vessels will be commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months notice. SCM and SSM are companies affiliated with us. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools, and will manage the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool in which we expect our Initial Fleet will be employed. For commercial management of any of our vessels that does not operate in one of these pools, we will pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.

SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. Please see “Certain Relationships and Related Party Transactions—Commercial and Technical Management Agreements” for additional information.

Administrative Services Agreement

We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. SSH also arranges acquisitions for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We will also pay SSH a fee for arranging vessel acquisitions, including newbuildings, equal to $250,000 per vessel, due upon delivery of the vessel, which is payable in our common shares. We have agreed to issue upon delivery of each vessel (i) 31,250 common shares to SSH as payment related to each of the first 17 vessels in our Initial Fleet; (ii) 25,811 common shares to SSH as payment related to each of the next nine vessels in our Initial Fleet; (iii) 25,633 common shares to SSH as payment related to each of the next ten vessels in our Initial Fleet; (iv) 26,419 common shares to SSH as payment related to each of the next four Kamsarmax vessels in our Initial Fleet; (v) 26,185 common shares to SSH as payment related to each of the next three Capesize vessels in our Initial Fleet; (vi) 26,197 common shares to SSH as payment related to each of the next two vessels in our Initial Fleet; and (vii) 26,396 common shares to SSH as payment related to each of the next seven vessels in our Initial Fleet. For all future vessels the number of common shares issuable to SSH as payment is based on the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In addition, SSH has agreed with us not to own any drybulk carriers of greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH three years after this initial public offering upon 12 months notice.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Experienced management teams.    Our Company’s leadership has considerable depth of shipping industry expertise. Since 2003, under the leadership of Mr. Emanuele Lauro, our Co-Founder, Chairman and Chief Executive Officer, the Scorpio Group, together with Scorpio Tankers, has grown from an owner of three vessels in 2003 to an owner of 73 vessels, and an operator or manager of approximately 108 vessels, as of November 5, 2013. Mr. Robert Bugbee, our Co-Founder, President and Director, also holds a senior management position within the Scorpio Group and is the President and a Director of Scorpio Tankers, has more than 27 years of experience in the shipping industry and was formerly the President and Chief Operating Officer of OMI, which was a publicly traded shipping company until its sale in 2007. Messrs. Lauro and Bugbee are supported by Mr. Cameron Mackey, Mr. Hugh Baker and Mr. Luca Forgione, who serve as our Chief Operating Officer, our Chief Financial Officer, and our General Counsel, respectively, of whom, Messrs. Mackey and Forgione also serve as members of the management team of Scorpio Tankers. Mr. Mackey is also a director of Scorpio Tankers. Messrs. Mackey, Baker and Forgione serve in similar positions in the Scorpio Group and have 19, 21 and 10 years of experience, respectively, in the shipping industry, and, with Messrs. Lauro and Bugbee, collectively have over 77 years of combined shipping experience, and have developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants. In addition, our Chief Executive Officer has experience in the ownership and operation of dry bulk carriers, through the Scorpio Group, which has owned and operated several dry bulk carriers, and in the upstream and downstream supply chain of dry bulk commodities, as founder, Chief Executive Officer and Chairman of Scorpio Logistics Ltd. Our executive officers are not required to work full-time on our affairs and also perform services for other companies, including Scorpio Tankers. Initially, we expect that our executive officers will devote a substantial portion of their business time to the completion of our drybulk carrier acquisition program and management of the Company.

Attractive Initial Fleet.    Our Initial Fleet of 52 newbuilding drybulk carriers, including 28 Ultramax vessels, 21 Kamsarmax vessels and three Capesize vessels, are scheduled to be delivered to us between the second quarter of 2014 and the third quarter of 2016. We believe that owning a modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver and provides us with a competitive advantage in securing favorable time and spot charters with high-quality counterparties. We believe that it is an opportune time to acquire these latest generation, fuel-efficient drybulk vessels because acquisition costs for these vessels are currently near the lowest average levels of the past 10 years. In addition, we believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage.

Significant available liquidity to pursue acquisition and expansion opportunities.    Following the completion of this offering, we expect to have at least $809.3 million of available cash, including $570.6 million, which is a portion of the net proceeds from the Equity Private Placements, and net proceeds of $238.7 million from this offering based on an assumed initial public offering price of $9.90 per share. We intend to use the substantial majority of our available cash, and borrowing capacity under the secured credit facilities we intend to enter, to pursue vessel acquisitions, including the acquisition of our Initial Fleet, consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

Access to attractive acquisition and chartering opportunities.    Scorpio Group, including Scorpio Tankers, has established strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. We believe that the Scorpio Group’s relationships with these counterparties and its strong sale and purchase track record and reputation as a creditworthy counterparty should provide us, as a member of the Scorpio Group, with access to attractive asset acquisitions, chartering and vessel financing opportunities.

High quality, cost efficient vessel opportunities.    We believe that Scorpio Group’s experience with the commercial and technical management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important in establishing and retaining high quality charterers that are looking for reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operation.

Our Business Strategies

Our primary objectives are to profitably grow our business and emerge as a successful owner and operator of drybulk vessels. The key elements of our strategy are:

Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices.    We intend to acquire latest generation drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt through timely and selective acquisitions. We currently view this vessel class as providing attractive return characteristics given the relatively low vessel price levels. A key element to our acquisition strategy will be to acquire high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the drybulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

Optimizing vessel revenues primarily through spot market exposure.    The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, has recently increased from the record low levels of 647 in February 2012 to 1,865 on December 2, 2013. We expect the upward trend in drybulk carrier charter rates will continue for the near to medium term through the expected delivery of our Initial Fleet, and intend to employ a chartering strategy to capture upside opportunities in the spot market. We may also use fixed-rate time charters as the charter market improves to reduce downside risks. There can be no assurance that the drybulk charter market will continue to increase and the market could decline.

Focusing on drybulk carriers based on the experience and expertise of the Scorpio Group and our management team in the international shipping industry.    We believe that major international commodity companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of the Scorpio Group and the members of our management team in order to further expand these relationships with consistent delivery of superior customer service.

Minimizing operating and corporate expenses.    Pursuant to the Master Agreement, SSM and SCM will coordinate and oversee the technical and commercial management of our fleet, respectively. We believe that SSM and SCM will be able to provide these services at costs that are lower than what we could achieve by performing these functions in-house.

Maintain a strong balance sheet through moderate use of leverage.    We plan to finance our Initial Fleet and future vessel acquisitions with a mix of debt and equity, but intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing. By maintaining moderate levels of leverage of not more than 60% of the value of the vessels collateralizing our indebtedness, we expect to retain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters. Charterers have increasingly favored financially solid vessel owners, and we believe that our expected balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with well capitalized counterparties.

Recent and Other Developments

Vessel Acquisitions

Between August 8, 2013 and September 3, 2013, we entered into agreements with established shipyards for the construction of 13 Ultramax drybulk vessels with carrying capacities of between 61,000 and 64,000 dwt for an aggregate purchase price of $359.2 million, of which we have paid $70.0 million. During October 2013, we entered into agreements with established shipyards in Japan and China for the construction of 23 additional drybulk vessels, including 13 Ultramax vessels and ten Kamsarmax vessels, with carrying capacities of between

60,000 and 84,000 dwt for an aggregate purchase price of $670.6 million, of which we have paid $86.9 million. These newbuilding vessels are scheduled to be delivered to us between the first quarter of 2015 and the third quarter of 2016.

Through November 16, 2013, we entered into agreements for the construction of four Kamsarmax drybulk vessels with carrying capacities of approximately 82,000 dwt and three Capesize vessels with carrying capacities of approximately 180,000 dwt for an aggregate purchase price of $278.0 million. These newbuilding vessels are scheduled to be delivered between the first quarter of 2015 and the first quarter of 2016.

Between November 17, 2013 and December 4, 2013, we entered into agreements to acquire seven Kamsarmax drybulk vessels with carrying capacities of 82,000 dwt and two Ultramax drybulk vessels with carrying capacities of 60,200 dwt for an aggregate purchase price of approximately $282.6 million. These newbuilding vessels are scheduled to be delivered between the second quarter of 2014 and the third quarter of 2016.

Between October 1, 2013 and December 9, 2013, we paid an aggregate of $181.5 million (including $18.5 million that had been accrued for as of September 30, 2013) relating to initial deposits on newbuilding contracts for 27 drybulk carriers in our Initial Fleet with carrying capacities ranging from 61,000 and 82,000 dwt, leaving us with a cash balance of $570.6 million as of December 9, 2013. The aggregate purchase price of our 52 vessels to be constructed is approximately $1,590.5 million.

Equity Private Placements

Between July 1, 2013 and July 16, 2013, we issued and sold 31,250,000 common shares (including 1,500 common shares issued in connection with our formation), par value $0.01 per share, for net proceeds of $242.8 million (the “July 2013 Private Placement”); on September 24, 2013, we issued and sold an additional 33,400,000 common shares for net proceeds of $290.2 million (the “September 2013 Private Placement”); and on October 31, 2013, we issued and sold an additional 32,590,411 common shares for net proceeds of $291.0 million (the “October 2013 Private Placement”), in Norwegian private placement transactions exempt from registration under the Securities Act. The July 2013 Private Placement, the September 2013 Private Placement and the October 2013 Private Placement are collectively referred to as the “Equity Private Placements.”

Proposed Senior Secured Credit Facility

On December 5, 2013, we entered into a commitment letter with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London in connection with a proposed senior secured credit facility for up to $330.0 million that we expect to enter into after the completion of this offering. The proceeds of this senior secured credit facility are expected to fund a portion of the purchase price of the 22 of our newbuilding vessels that will secure this facility. This senior secured credit facility is subject to important conditions, including the negotiation and execution of definitive documentation. We refer to this senior secured credit facility as our “Proposed Senior Secured Credit Facility.” Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed Senior Secured Credit Facility.”

Exchange Offer

Concurrently with the closing of this offering, we plan to offer to exchange all of the unregistered common shares we previously issued in the Equity Private Placements, other than common shares owned by SSH and other affiliates of ours, for common shares that have been registered under the Securities Act, which we refer to as the Exchange Offer. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal. See “Business—Exchange Offer.”

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the international shipping industry, including supply and demand, charter hire rates, commodity prices, a downturn in the global economy, hazards inherent in our industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in the credit facilities we may enter into, inability to finance capital projects, and inability to successfully employ our drybulk carriers.

You should carefully consider the following risks, those risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common shares.

Implications of Being an Emerging Growth Company

We were incorporated in the Republic of the Marshall Islands on March 20, 2013 for the purpose of acquiring newbuilding drybulk carriers.

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Corporate Structure

The following diagram depicts our simplified organizational structure:

CORPORATE INFORMATION

Our principal executive offices are located at 9, Boulevard Charles III, MC 98000 Monaco. Our telephone number at that address is (011) 377 9798 5716. We expect to own our vessels through separate wholly-owned subsidiaries that will be incorporated in the Republic of the

Marshall Islands, the Republic of Malta or other jurisdictions generally acceptable to lenders in the shipping industry. Our website is www.scorpiobulkers.com. The information contained in or connected to our website is not part of this prospectus.

OTHER INFORMATION

Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Service of Process and Enforcement of Civil Liabilities” for more information.

THE OFFERING

Issuer	Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands.

Common shares offered	26,100,000 common shares (30,015,000 common shares, if the underwriters exercise their over-allotment option in full).

Common shares outstanding immediately after the offering[1]	127,495,411 common shares (131,410,411 common shares, if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that we will receive net proceeds of approximately $238.7 million from this offering (approximately $274.7 million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date).

We intend to use all of the net proceeds of this offering to fund newbuilding vessel capital expenditures.

Please read “Use of Proceeds.”

Dividend policy	Initially, we do not intend to pay dividends to the holders of our common shares but rather to invest our available cash in the growth of our fleet and development of our business. We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Upon the delivery of one or more vessels in our Initial Fleet and depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors will re-evaluate our dividend policy. See “Dividend Policy.”

[1]

Based on 101,395,411 shares outstanding and excludes (i) 31,250 common shares issuable to SSH as payment, in part, for its services under the Administrative Services Agreement in connection with the delivery of each of the first 17 vessels in our Initial Fleet, 25,811 common shares in connection with the delivery of each of the next nine vessels in our Initial Fleet, 25,633 common shares in connection with the delivery of each of the next ten vessels in our Initial Fleet, 26,419 common shares to SSH as payment related to each of the next four Kamsarmax vessels in our Initial Fleet; 26,185 common shares to SSH as payment related to each of the next three Capesize vessels in our Initial Fleet; 26,197 common shares to SSH as payment related to each of the next two vessels in our Initial Fleet, and 26,396 common shares to SSH as payment related to each of the next seven vessels in our Initial Fleet and (ii) the remaining 707,021 common shares issuable under our Equity Incentive Plan.

NYSE listing	Our common shares have been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “SALT”, upon notice of issuance.

Tax considerations	Because we have no current revenue producing operations, there is a significant risk that we will be treated as a PFIC for our current taxable year, our 2014 taxable year or our 2015 taxable year. See “Tax Considerations—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences.”

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payment of any dividends paid by us to our shareholders. See “Tax Considerations.”

Risk factors	Investment in our common shares involves a substantial risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We were formed on March 20, 2013 for the purpose of acquiring and operating the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. The following table summarizes our summary consolidated financial and other operating data at the dates and for the periods indicated. The summary consolidated financial data in the table as of September 30, 2013 and for the period from March 20, 2013 (date of inception) to September 30, 2013 are derived from our audited consolidated financial statements for the period ended September 30, 2013 included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

For the period from March 20, 2013 (date of inception) to September 30, 2013
($ dollars in thousands)
Statement of Operations Data
Revenue:
Vessel revenue	$—

Operating expenses:
Voyage expenses	—
Vessel operating expenses	—
Depreciation and amortization	—
General and administrative expenses	676

Total operating expenses	676

Operating loss	(676)

Other income and expense:
Interest income	19
Foreign exchange loss	(2,080)

Total other income and expense	(2,061)

Net loss	$(2,737)

As of September 30, 2013
($ dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$173,043
Total assets	261,610
Current liabilities	19,242
Total liabilities	19,242
Shareholders’ equity	242,368

For the period from March 20, 2013 (date of inception) to September 30, 2013
($ dollars in thousands)
Cash Flow Data
Net cash inflow (outflow)
Operating activities	$(27)
Investing activities	(70,053)
Financing activities	243,123

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	fluctuations in interest rates;

•	general drybulk market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the drybulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	vessel breakdowns and instances of off-hire; and

•	other important factors described in “Risk Factors” beginning on page 19.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the sections entitled “Risk Factors,” beginning on page 19 of this prospectus for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

An investment in our common shares involves a substantial risk. You should carefully consider the risks described below, as well as the other information included in this prospectus, before making an investment in our common shares. We operate in an intensely competitive industry. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market, national and global economic conditions and the ownership of our common stock. The occurrence of any of the events described in this section could cause our results to differ materially from those contained in the forward-looking statements made in this prospectus, and could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares.

Industry Specific Risk Factors

Charter hire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The drybulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a record low of 647 in February 2012. While the BDI has increased from these low levels and has floated between 700 and 1,994 from December 2012 through and including December 2, 2013, there can be no assurance that the drybulk charter market will continue to increase and the market could decline.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we intend to charter all our vessels principally in the spot market we will be exposed to the cyclicality and volatility of the spot market. We may be unable to keep our vessels fully employed in these short-term markets or charter rates available in the spot market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends, if any.

Factors that influence demand for drybulk vessel capacity include:

•	supply of and demand for energy resources, commodities and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk vessels will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea. Given the number of new drybulk carriers currently on order with the shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Global economic conditions may continue to negatively impact the drybulk shipping industry.

In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for drybulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for drybulk carriers, creating downward pressure on charter rates and vessel values. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•	decreases in the market value of drybulk vessels and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If economic conditions throughout the world do not improve, it may impede our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in the Middle East, including Syria, North Korea, North Africa and other geographic areas and countries. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with the possible further declines in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, or the trading price of our common shares.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased for the third year in a row to approximately 7.8% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of drybulk vessels have generally experienced high volatility and have recently declined significantly. Although we believe that we have contracted to purchase our Initial Fleet at attractive times in the cycle, the fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	technological advances.

If the fair market values of our vessels decline, the amount of funds we may draw down under the secured credit facilities we expect to enter into may be limited and we may not be in compliance with certain covenants contained in those secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values decline, we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed Senior Secured Credit Facility.”

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could negatively impact our results of operations and financial condition.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we will, when available, arrange insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably.

The supply of drybulk vessels has increased significantly since the beginning of 2006. However, as of September 2013, the majority of newbuilding orders, which were placed over recent years, were completed, and the current orderbook stands at approximately 15.7% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term. Since our fleet will be employed in spot market-oriented pools, voyage charters and short-term charters, we remain exposed to the spot market.

World events could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Korean Peninsula, the Middle East, including Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 and 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea and the West Coast of Africa, with drybulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Although we do not expect our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.

The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that we have agreed to acquire will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The operation of drybulk carriers has certain unique operational risks which could affect our earnings and cash flow.

The operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Rising fuel, or bunker, prices may adversely affect our profits.

Since we intend to primarily employ our vessels in the spot market or in spot market-oriented pools, we expect that fuel, or bunkers, will be typically the largest expense in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Through our management agreements with our technical managers, we procure insurance for the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.

We will procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Company Specific Risk Factors

We are a recently formed company with a limited history of operations.

We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. In addition, while our Chief Executive Officer and the management teams of our commercial and technical managers have experience operating drybulk carriers, other members of our senior management, who have experience operating tanker and other classes of vessels, do not have experience operating drybulk carriers. We believe that the experience of our senior management in the ownership and operation of tanker vessels, which require significant technical expertise to operate and are subject to heightened regulatory oversight and more rigorous vetting procedures from charterers than drybulk carriers, provides our management team with the expertise and qualifications to manage drybulk carriers, however we cannot assure you that they will be able to successfully operate our fleet.

We will not generate any revenues until we take delivery of the vessels we have agreed to acquire or identify and acquire other vessels.

We have entered into construction contracts for 52 newbuilding vessels, with scheduled deliveries to us between the second quarter of 2014 and the third quarter of 2016. However, we do not currently have any operating vessels. Until we take delivery of one of the vessels we have agreed to acquire or identify and acquire additional vessels, we will not generate any revenues. However, we will continue to incur expenses related to the supervision of these newbuildings, costs related to any efforts to identify other vessels for acquisition, interest expense for the outstanding debt we expect to incur and general administrative expenses, including those related to being a public company after this initial public offering. As a result, we will incur losses and are unlikely to be able to pay dividends during the period prior to our beginning to operate vessels.

The vessels in our Initial Fleet will operate in newly created pools with no prior operating history. We cannot assure you that these pools will be successful in finding employment for all of our vessels.

The pools in which the vessels in our Initial Fleet are expected to operate will be newly formed and will have no history of operations. We will own a large number of vessels that will enter these pools in a relatively short period of time without having previously secured employment. We cannot assure you that these pools will be successful in finding employment for all such vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates. We cannot assure you that our vessels will be profitably operated by such pools. In addition, vessels owned by our affiliates, including members of the Scorpio Group, as well as by unaffiliated third-parties, may participate in such pools. Such vessels may not be of the comparable design or quality to our vessels, negatively impacting the profitability of such pools, while diluting our interest in such profits.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

We have entered into shipbuilding contracts with established shipyards in Japan, China and Romania for the construction of 52 newbuilding vessels for an aggregate purchase price of $1,590.5 million. These vessels are expected to be delivered to us between the second quarter of 2014 and the third quarter of 2016. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

As of December 9, 2013, we have made total yard payments in the amount of $251.5 million and we have remaining yard installments in the amount of $1,338.9 million before we take possession of the vessels. We had, as of December 9, 2013, a cash balance of $570.6 million to fund future newbuilding commitments, however, a significant portion of our remaining commitments are currently unfunded. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have entered into a commitment letter for our Proposed Senior Secured Credit Facility of up to $330.0 million that will be secured by 22 of the vessels in our Initial fleet, however, such credit facility is subject to important conditions, including the negotiation and execution of definitive documentation. We cannot assure you that we will be able to enter into this senior secured credit facility. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.

In addition, in the event the shipyards do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter into the future, various contracts, including pooling arrangements, charter agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We expect to be dependent on spot market-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We expect that all of our vessels will be employed in either the spot market or in spot market-oriented drybulk pools, such as the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Ultramax Pool, Scorpio Kamsarmax Pool and Scorpio Capesize Pool, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the recent past, there have been periods when spot charter rates have declined below the operating cost of vessels and for some vessel classes are currently only slightly above operating costs. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with previous charters, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to previous charter terms, our revenues and profitability could be adversely affected.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.

We do not expect to employ any of our vessels under a long-term time charter agreement but we may enter into such agreements in the future. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us, directly or through our pooling arrangements, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased drybulk carrier charter rate levels. When we employ a vessel in the spot charter market, we intend to place such vessel in a drybulk carrier pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We cannot assure you that our board of directors will declare dividends.

Initially, we do not intend to pay dividends to the holders of our common shares. Our board of directors will continue to assess our dividend policy and may in the future determine to pay dividends. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facility and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends. Until we take delivery of the vessels we have agreed to acquire or identify and acquire additional vessels and deploy them on charters, we will not generate cash from operations for dividends. Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

In general, under the terms of the credit facilities that we expect to enter into, we will not be permitted to pay dividends if there is a default or a breach of a loan covenant. Please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information relating to restrictions on our ability to pay dividends under the terms of our credit facility.

The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may have difficulty managing our planned growth properly.

We have entered into shipbuilding contracts with established shipyards in Japan, China and Romania for the construction of 52 latest generation drybulk vessels. One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable drybulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning drybulk carriers for acquisitions or joint ventures;

•	integrate any acquired drybulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any drybulk carriers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet in the drybulk sector, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we implement our plan to take delivery of 52 newbuilding vessels between the second quarter of 2014 and the third quarter of 2016 and to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

If we acquire and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth which may, in addition to the acquisition of newbuilding vessels, include modern secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that it acquires.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. While all of the vessels in our fleet will be newbuildings, as our vessels age typically they will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

Our vessels will be employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk shipping companies, our results of operations would be adversely impacted.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. For more information regarding the relevant laws of the Marshall Islands, see “Service of Process and Enforcement of Civil Liabilities.”

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to United States federal income tax on our United States source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our stock were, in combination each other, with each other to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

In addition, changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect our ability to take advantage of the exemption under Section 883.

If we are not entitled to this exemption under Section 883 of the Code for any taxable year, we would be subject for such taxable year to a 4% United States federal income tax on our United States source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income,” including cash. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

There is a significant risk that we will be treated as a PFIC for our initial taxable year, our 2014 taxable year and our 2015 taxable year. Whether we are treated as a PFIC will depend, in part, upon whether the deposits that we make on newbuilding contracts are treated as being held for the production of “passive income” and on the amount of “passive income” that we derive for such years.

Thereafter, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

If we were treated as a PFIC for any taxable year, our United States shareholders may face adverse United States federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “United States Federal Income Taxation of United States Holders”), such shareholders would be liable to pay United States federal income tax upon excess distributions and upon any gain from the disposition of our common stock at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. Please see the section of this prospectus entitled “Tax Considerations—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Risks Related to Our Relationship with Scorpio Group and its Affiliates

We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.

Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, SCM, and our management team. Our success will depend upon our and our managers’ ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Our technical and commercial managers are affiliates of the Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or their owner’s interests over our interests. These conflicts may have unfavorable results for us.

Our Co-Founder, who has agreed to serve as our Chairman and Chief Executive Officer, has affiliations with our commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our Co-Founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this prospectus, our commercial and technical managers provide commercial and technical management services to approximately 95 and 27 vessels, respectively, other than the vessels in our Initial Fleet, that are operated by entities affiliated with Mr. Lauro, and such entities may operate additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Our Chief Executive Officer, President, and Chief Operating Officer will not devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Lauro our Chief Executive Officer, Mr. Bugbee, our President, and Mr. Mackey, our Chief Operating Officer, participate in business activities not associated with us, including serving as members of the management team of Scorpio Tankers, and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his business time to the completion of our drybulk carrier acquisition program and management of the Company. Additionally, Messrs. Lauro, Bugbee and Mackey serve in similar positions in the Scorpio Group. As a result, Messrs. Lauro, Bugbee and Mackey may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers and Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.

Upon delivery our vessels will be commercially managed by SCM and technically managed by SSM. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.

Risks Related to Our Indebtedness

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities will bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk carrier industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling drybulk carriers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under the credit facilities that we intend to enter, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt.

We expect to be exposed to volatility in the London Interbank Offered Rate, or LIBOR, and intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

We expect the loans under our secured credit facilities to be generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We intend to selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of our expected interest rate swap arrangements.

The credit facilities that we expect to enter may contain restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

The credit facilities that we expect to enter may impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our future secured credit facilities, including the Proposed Senior Secured Credit Facility, will likely require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed Senior Secured Credit Facility.”

Risks Relating to Our Common Stock

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can’t predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

An active and liquid market for our common shares may not develop or be sustained.

Our common shares currently trade on the Norwegian OTC List and there is currently no established trading market for our common shares in the United States. We have applied to list our common shares on the New York Stock Exchange. There is no guarantee that an active trading market will develop. Shareholders therefore have limited access to information about prior market history on which to base their investment decision. If an active trading market for our common shares does not develop, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in common shares, which could have an adverse effect on the price of the common shares.

Even if an active trading market develops, the market value for our common stock may be highly volatile and could be subject to wide fluctuations after this offering and our planned Exchange Offer, and we cannot predict the price at which our common shares will trade.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per common share will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per common share that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your common shares than the amounts paid by our existing shareholders. Assuming an offering price of $9.90 per common share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date), you will incur immediate and substantial dilution in an amount of $1.49 per common share. See “Dilution.”

The price of our common shares may be highly volatile.

The market price of the common shares has fluctuated since the listing on the Norwegian OTC List in July 2013 and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since July 2013, the market price for our common shares, as reported by the Norwegian over-the-counter system, has varied between NOK49.15 (approximately $7.95) and NOK60.0 (approximately $10.01). In addition, following the completion of this offering, an additional 26,100,000 of our common shares may be available for trading in the U.S. markets and 96,065,411 additional common shares may be available for trading in the U.S. markets after our planned Exchange Offer. An adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities.

Future sales of our common stock could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue 450,000,000 common shares, of which 101,395,411 shares were issued and outstanding as of December 9, 2013. Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. In addition, following the completion of the Exchange Offer, up to an additional 96,065,411 of our common shares may be available for trading in the U.S. markets. We have also agreed to register for resale under the Securities Act of 1933, as amended, upon the request of the holder, up to 10,863,500 of our common shares purchased in one of the Equity Private Placements within 30 days of the earlier of the consummation of this offering and the commencement of the Exchange Offer that we expect to conduct. We intend to issue additional shares of our common stock in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common stock upon the exercise of options we grant to certain of our executive officers, upon the issuance of additional common shares pursuant to our equity incentive plan or upon the issuance of common shares to SSH as payment of fees for arranging vessel acquisitions pursuant to the Administrative Services Agreement.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current board of directors, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at stockholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•

authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Summary—Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

Upon completion of this offering, we will be a public company, and as such, we will have significant legal, accounting and other expenses in addition to our initial registration and listing expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley, subject to the reduced disclosure requirements for emerging growth companies set forth above. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $238.7 million from this offering (approximately $274.7 million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date).

We intend to use all of the net proceeds of this offering to fund newbuilding vessel capital expenditures.

Our current contractual newbuilding program commitments are approximately $1,338.9 million, of which, after the application of the net proceeds of this offering, available cash and amounts available under our Proposed Senior Secured Credit Facility, we will need to raise an additional $199.6 million. Depending on prevailing market conditions, we intend to fund the additional capital needs through borrowing under additional secured credit facilities that we may enter into, the net proceeds from future equity offerings and cash from the operations of our Initial Fleet.

A $1.00 increase or decrease in the assumed initial public offering price of $9.90 per common share would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $24.3 million. In addition, we may also increase or decrease the number of common shares we are offering. Each increase of 1.0 million common shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $10.90 per common share, would increase net proceeds to us from this offering by approximately $34.4 million. Similarly, each decrease of 1.0 million common shares offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $8.90 per common share, would decrease the net proceeds to us from this offering by approximately $32.6 million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and consolidated capitalization:

•	on an actual basis, as of September 30, 2013;

•

on an as adjusted basis, to give effect to (i) the receipt in October 2013 of $288.8 million of net proceeds from a Norwegian private placement of 33,400,000 common shares in September 2013, and the receipt of an additional $291.0 million of net proceeds from an additional Norwegian private placement of 32,590,411 common shares completed in October 2013; and (ii) the aggregate payment of $181.5 million relating to initial deposits for 27 newbuilding contracts paid after September 30, 2013; and

•

on an as further adjusted basis to give effect to the issuance of 26,100,000 common shares in this offering at an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date).

There have been no significant changes to our capitalization since September 30, 2013, as so adjusted. The information set forth in the table assumes no exercise of the underwriters’ over-allotment option. Please read “Risk Factors” beginning on page 19 for a more complete discussion of risks and uncertainties that should be considered before investing in our common shares. You should read this capitalization table together with the section of this prospectus entitled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted	As Further Adjusted
	($ dollars in thousands)
Cash:
Cash and cash equivalents	$173,043	$571,383	$810,086
Restricted cash	—	—	—

Total Cash	173,043	571,383	$810,086

Debt(1)	—	—	—

Total debt	—	—	—
Shareholders’ equity(2):
Common Stock, $0.01 par value per share; authorized 450,000,000 common shares; shares issued and outstanding at September 30, 2013: Actual—67,425,000 common shares, as adjusted—100,015,411 common shares, as further adjusted—126,115,411 common shares	647	1,000	1,261
Paid-in capital	532,307	822,981	1,061,423
Due from shareholders	(287,876)	—	—
Deficit accumulated during the development stage	(2,738)	(1,791)	(1,791)

Total Shareholders’ equity(2)	242,367	822,190	1,060,893

Total capitalization	$242,367	$822,190	$1,060,893

(1)	Excludes obligations that we may incur under the Proposed Senior Secured Credit Facility that we may enter into.
(2)	Does not give effect to (i) 1,441,276 common shares that are issuable to SSH as payment, in part, for its services under the Administrative Services Agreement in connection with the delivery of vessels in our Initial Fleet, (ii) the remaining 707,021 common shares issuable under our Equity Incentive Plan, and (iii) includes 1,380,000 restricted shares that were issued after the period ended September 30, 2013. Includes 2,775,000 restricted shares that were issued prior to the period ended September 30, 2013.

SHARE PRICE INFORMATION

Our common shares have traded on the Norwegian OTC List since July 2013 under the symbol “SALT.” Our common shares have been approved for listing on the New York Stock Exchange under the symbol “SALT”, upon notice of issuance.

The following tables set forth the high and low prices for our common shares as reported on the Norwegian OTC List for the periods listed below.

Share prices are presented in U.S. dollars per common share based on the Bloomberg Composite Rate on each day of measurement. On December 6, 2013, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK6.16465 to one U.S. Dollar based on the Bloomberg Composite Rate in effect on that date.

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)
December 2013 (through and including December 6, 2013)	$ 9.90	$9.70
November 2013	$ 9.68	$9.40
October 2013	$10.01	$9.55
September 2013	$ 9.80	$9.70
August 2013	$ 9.83	$9.25
July 2013 (July 3, 2013, the initial listing date, through July 31, 2013)	$ 9.70	$7.95

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)
Fourth quarter 2013 (through and including December 6, 2013)	$10.01	$9.40
Third quarter 2013 (from July 3, 2013, the initial listing date, through and including September 30, 2013)	$ 9.83	$7.95

DIVIDEND POLICY

Initially, we do not intend to pay dividends to the holders of our common shares but rather to invest our available cash in the growth of our fleet and development of our business. We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Upon the delivery of one or more vessels in our Initial Fleet and depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors will re-evaluate our dividend policy.

Any dividends paid by us will be income to a U.S. shareholder. Please see the sections of this prospectus entitled “Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” and “Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions—Passive Foreign Investment Company Status and Significant Tax Consequences” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries which have not yet acquired any vessels but have only entered into contracts to construct newbuildings. As a result, our ability to pay dividends, if any in the future, depends on our subsidiaries and their ability to distribute funds to us. Our future secured credit facilities will have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The drybulk shipping charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. Until we take delivery of the vessels we have agreed to acquire or identify and acquire additional vessels and deploy them on charters, we will not generate cash from operations for dividends. Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled “Risk Factors.”

DILUTION

As of September 30, 2013, giving effect to the proceeds of the September 2013 Private Placement and the October 2013 Private Placement, we had adjusted net tangible book value of $822.2 million, or $8.22 per share. After giving effect to the sale of 26,100,000 common shares in this offering at an assumed initial offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date), deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ over-allotment option is not exercised, the pro forma adjusted net tangible book value as of September 30, 2013 would have been $1,060.9 million, or $8.41 per share. This represents an immediate accretion in net tangible book value of $0.19 per share to existing shareholders and an immediate dilution of net tangible book value of $1.49 per share to new investors. The following table illustrates the pro forma per share accretion and dilution as of September 30, 2013:

Assumed initial public offering price per share	$9.90
Net tangible book value per share(1)	$8.22
Increase in net tangible book value per share attributable to new investors in this offering	$0.19
Pro forma adjusted net tangible book value per share after giving effect to this offering	$8.41
Dilution per share to new investors	$1.49

(1)	Includes 2,775,000 restricted shares that were issued prior to the period ended September 30, 2013 and excludes 1,380,000 restricted shares that were issued after the period ended September 30, 2013.

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. Dilution per share to new investors would be $1.46 if the underwriters exercised their over-allotment option in full.

The following table summarizes, on a pro forma adjusted basis as of September 30, 2013, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of common shares and by you in this offering.

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(Expressed in millions of U.S. dollars, except percentages, shares and per share data)
Existing investors(1)	100,015,411	79%	$824.0	76%	$8.47
New investors	26,100,000	21%	258.4	24%	9.90

Total	126,115,411	100%	$1,082.4	100%	$8.58

(1)	Includes 2,775,000 restricted shares that were issued prior to the period ended September 30, 2013 and excludes 1,380,000 restricted shares that were issued after the period ended September 30, 2013.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We were formed on March 20, 2013 for the purpose of acquiring and operating the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. The following table summarizes our selected consolidated financial and other operating data at the dates and for the periods indicated. The selected consolidated financial data in the table as of September 30, 2013 and for the period from March 20, 2013 (date of inception) to September 30, 2013 are derived from our audited consolidated financial statements for the period ended September 30, 2013 included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

For the period from March 20, 2013 (date of inception) to September 30, 2013
($ dollars in thousands)
Statement of Operations Data
Revenue:
Vessel revenue	$—

Operating expenses:
Voyage expenses	—
Vessel operating expenses	—
Depreciation and amortization	—
General and administrative expenses	676

Total operating expenses	676

Operating loss	(676)

Other income and expense:
Interest income	19
Foreign exchange loss	(2,080)

Total other income and expense	(2,061)

Net loss	$(2,737)

As of September 30, 2013
($ dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$173,043
Total assets	261,610
Current liabilities	19,242
Total liabilities	19,242
Shareholders’ equity	242,368

For the period from March 20, 2013 (date of inception) to September 30, 2013
($ dollars in thousands)
Cash Flow Data
Net cash inflow (outflow)
Operating activities	$(27)
Investing activities	(70,053)
Financing activities	243,123

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial and Other Data” and the accompanying consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

We were incorporated in the Republic of the Marshall Islands on March 20, 2013. In July 2013, we issued and sold 31,250,000 common shares (including 1,500 common shares issued in connection with our formation) for net proceeds of $242.8 million in the July 2013 Private Placement; in September 2013, we issued and sold an additional 33,400,000 common shares for net proceeds of $290.2 million in the September 2013 Private Placement; and in October 2013, we issued and sold an additional 32,590,411 common shares for net proceeds of $291.0 million in the October 2013 Private Placement. From these net proceeds, we have made deposits aggregating $251.5 million relating to initial deposits on 40 of the newbuilding contracts for our Initial Fleet, which includes 52 drybulk carriers with fuel-efficient specifications and carrying capacities ranging from approximately 60,000 to 180,000 dwt, leaving us with a cash balance of $570.6 million as of December 9, 2013. Other than these events, we have had no operations.

The aggregate purchase price of our 52 vessels to be constructed is $1,590.5 million. As of December 9, 2013, we have paid a total of $251.5 million in installment payments due under our shipbuilding contracts for our Initial Fleet. The remaining $1,338.9 million is scheduled to be paid in installments through the delivery dates of each vessel. We anticipate financing the vessels through one or more secured credit facilities which will be collateralized by the vessels in our Initial Fleet. We plan to finance the remaining contractual commitments of $1,338.9 million for our Initial Fleet with the net proceeds received from this offering, the remaining net proceeds we have received from the Equity Private Placements, other available cash on hand, cash flows from operations after the delivery of one or more vessels in our Initial Fleet, borrowings under new secured credit facilities, and from securities offered in the public and private debt and equity capital markets.

In addition, we plan to use a portion of the net proceeds from this offering and the net proceeds from future equity or debt offerings or both, together with the amounts we expect to be available to us under the credit facilities we plan to enter, to fund additional vessel acquisitions. Our intention is to acquire additional latest generation drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt, either directly from shipyards or from owners with existing newbuilding contracts. We may also acquire secondhand vessels that meet our stringent vessel specifications. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive acquisition terms. Although we may have the capacity to obtain additional financing, we intend to maintain moderate levels of leverage of not more than 60% of the value of the Company’s vessels collateralizing its indebtedness on a consolidated basis.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Additional information—Development stage company

The preparation of financial statements in conformity with U.S. GAAP requires the disclosure of certain information applicable to development stage companies:

•	The balance sheet includes cumulative net losses under the caption “Deficit accumulated during the development stage” in shareholders’ equity;

•	The income statement shows amounts of revenue and expenses for each period and, in addition, cumulative amounts from our inception;

•	The statement of changes in shareholders’ equity shows the changes in components of shareholders’ equity for each period and, in addition, cumulative amounts from our inception; and

•	The statement of cash flows shows the sources and uses of financial resources for each period for which an income statement is presented and, in addition, cumulative amounts from our inception.

The Company was incorporated in March 2013 hence there is only one period reported in our financial statements, included elsewhere herein.

The following are accounting policies we will adopt going forward.

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue is comprised of time charter revenue, voyage revenue and pool revenue.

(1)	Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.

(2)

Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. We do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. We do not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

(3)	Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

•	the number of days the vessel participated in the pool in the period.

We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel’s pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Vessels and depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods. We believe that a 25-year depreciable life for our vessels is consistent with that of other ship owners and with its economic useful life. An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use. The carrying value of our vessels does not represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels, which could be more or less.

LIQUIDITY AND CAPITAL RESOURCES

We intend to acquire and operate the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. Our business is capital intensive and we intend to pay for these vessels with a combination of proceeds from the sale of our common shares, including this offering, and future borrowings under one or more secured credit facilities, which will be collateralized by the vessels in our Initial Fleet. We anticipate that such credit agreements will bear interest based on LIBOR. We expect to rely on operating cash flows as well as equity offerings and long-term borrowings under secured credit facilities to implement our growth plan and dividend policy. We believe that our current cash balance as well as operating cash flows and available borrowings under the secured credit facilities that we expect to enter into will be sufficient to meet our liquidity needs for the next 12 months.

Equity Private Placements

Between July 1, 2013 and July 16, 2013, we issued and sold 31,250,000 common shares (including 1,500 common shares issued in connection with our formation), par value $0.01 per share, for net proceeds of $242.8 million in the July 2013 Private Placement; on September 24, 2013, we issued and sold an additional 33,400,000 common shares for net proceeds of $290.2 million in the September 2013 Private Placement; and on October 31, 2013, we issued and sold an additional 32,590,411 common shares for net proceeds of $291.0 million in the October 2013 Private Placement, in Norwegian private placement transactions exempt from registration under the Securities Act.

Proposed Senior Secured Credit Facility

On December 5, 2013, we entered into a commitment letter in connection with our Proposed Senior Secured Credit Facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London for up to $330.0 million that we expect to enter into after the completion of this offering. The proceeds of the Proposed Senior Secured Credit Facility are expected to fund a portion of the purchase price of the vessels that will secure this facility.

The Proposed Senior Secured Credit Facility expected to be secured by, among other things, a first preferred cross-collateralized mortgage on each of 22 of our newbuilding vessels, consisting of 16 Ultramax drybulk carriers and six Karsarmax drybulk carriers, and guaranteed by each of the collateral vessel owning subsidiaries. The facility is expected to bear interest at LIBOR plus a margin. We expect that we will be able to draw under this facility upon the delivery of each collateral vessel in an amount not to exceed the lesser of 60% of the fair market value of such vessel or a stated draw down amount until December 31, 2016.

The facility is expected to be repaid in full at maturity on the seventh anniversary of the closing date of the facility. The available amount to be drawn under the facility is expected to be reduced on a consecutive quarter basis by an amount equal to 1/48 of the loan amount applicable to each of the collateral vessels with the first scheduled reduction to occur on the last day of the quarter following the first draw down.

Certain of the expected financial and other covenants would require us to:

•	Maintain minimum liquidity levels;

•	Maintain a minimum level of consolidated tangible net worth;

•

Maintain a maximum ratio of net debt (which means our total indebtedness less cash) to consolidated total capitalization (which means consolidated tangible net worth plus, among other things, our consolidated indebtedness);

•	Maintain a minimum ratio of consolidated EBITDA to consolidated net interest expense; and

•	Maintain at all times a minimum aggregate fair market value of all of the collateral vessels versus total outstanding borrowings under this facility.

We expect that the Proposed Senior Secured Credit Facility will contain customary events of default, including cross-default provisions. In addition, we expect that a violation of any of the financial and other covenants described above will constitute an event of default under the Proposed Senior Secured Credit Facility.

The Proposed Senior Secured Credit Facility is subject to important conditions, including the negotiation and execution of definitive documentation.

We have entered into shipbuilding contracts with shipyards in Japan, China and Romania for the construction of 52 newbuilding vessels for an aggregate purchase price of $1,590.5 million. These vessels are expected to be delivered to us between the second quarter of 2014 and the third quarter of 2016. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

As of December 9, 2013, we have made total yard payments in the amount of $251.5 million and we have remaining yard installments in the amount of $1,338.9 million before we take delivery of the vessels. We had, as of December 9, 2013, a cash balance of $570.6 million to fund future newbuilding commitments, however, a significant portion of our remaining commitments are currently unfunded. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.

In addition, in the event the shipyards do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Dividend Policy

Initially, we do not intend to pay dividends to the holders of our common shares but rather to invest our available cash in the growth of our fleet and development of our business. We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Upon the delivery of one or more of the vessels in our Initial Fleet and depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors will re-evaluate our dividend policy. Please see the section of this prospectus entitled “Dividend Policy.”

Contractual Obligations

The following table sets forth our estimated contractual newbuilding commitments through the expected delivery dates of the vessels.

(in millions)	2013(1)	2014	2015	2016
Vessels under Construction	$103.3	$113.0	$690.2	$432.4

(1)	Relates to the period from December 9, 2013 to December 31, 2013.

This table does not include (i) vessel management fees and expenses, which will be incurred starting with the delivery of the first vessel in our Initial Fleet and (ii) payments that we expect to make under our Proposed Senior Secured Credit Facility.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

INDUSTRY AND MARKET CONDITIONS

Except as otherwise indicated, the statistical information and industry and market data contained in this section (the “data”) is based on or derived from statistical information and industry and market data collated and prepared by SSY Consultancy & Research Ltd., or SSY. The data is based on SSY’s review of such statistical information and market data available at the time, including internal surveys and sources, independent financial information, independent external industry publications, reports or other publicly available information. Due to the incomplete nature of the statistical information and market data available, SSY has made some estimates where necessary when preparing the data. The data is subject to change and may differ from similar assessments obtained from other analysts of shipping markets. While reasonable care has been taken in the preparation of the data, SSY has not undertaken any independent verification of the information and market data obtained from published sources. The Company believes and acts as though the market data provided in this section, “Industry and Market Conditions” is reliable and accurate.

Industry Overview

Dry bulk shipping mainly comprises the shipment of minerals (such as iron ore and coal), other industrial raw materials and various agricultural products. Of these, the major cargoes are iron ore, coal and grain. The remaining minor bulk cargoes include steel products, bauxite/alumina, nickel ore, cement, petroleum coke, forest products, fertilizers and non-grain agricultural products, such as sugar.

Charterers in the dry bulk shipping industry include cargo owners, such as mining companies and grain houses, end-users, such as steel producers and power utilities, and a number of different trading companies and ship operators.

In 2012 total seaborne dry bulk trade reached a new record of approximately 3.7 billion tonnes. This volume was up by an estimated 5.1% on 2011 and by an estimated 27.6% on 2007 levels. With the exception of 2009 when the global economy was in recession, seaborne dry bulk trade has recorded positive annual growth in every year since 1998. Preliminary trade estimates for the first nine months of 2013 confirm further positive annual growth for the major dry bulk cargoes which, combined with available data for minor bulk cargoes, indicate that total annual seaborne volumes will grow by 5-6% in 2013. This estimate is, however, subject to revision when final trade statistics become available.

World Seaborne Dry Bulk Trade

(million tonnes)

Cargo/Year	2008	2009	2010	2011	2012	2013	2008-13 % Growth	CAGR*
Major Bulks	1997	2106	2324	2463	2603	2772	39%	7%
Iron Ore	847	939	1036	1107	1138	1225	45%	8%
Coal	828	846	956	1018	1113	1184	43%	7%
Grains	321	321	332	338	352	363	13%	2%
Minor Bulks	985	868	977	1058	1096	1142	16%	3%

Total	2982	2974	3301	3521	3699	3914	31%	6%

*	2013 trade estimates based on partial data

Cargo Types

Iron ore:    The key raw material for steelmaking, iron ore trade has surged in recent years on the back of unprecedented Chinese import demand to be the single largest seaborne dry bulk cargo, totalling an estimated 1,138 million tonnes (Mt) in 2012 and 1,225 Mt in 2013. This tonnage is up by 45% compared to 2008 levels and 129% compared to 2003 levels. In addition to China, which as described elsewhere in this industry section has become the dominant importer accounting for approximately two-thirds of seaborne imports in 2012, the main import markets for iron ore are Japan, Western Europe and South Korea. Exports are dominated by Australia and Brazil, which together account for over 75% of the seaborne market. Other exporters include Canada, India, South Africa and West Africa. A majority of iron ore cargoes are carried by Capesize vessels given the favorable unit economics. However, there is a diversity of iron ore supply sources to China, where 18 different countries supplied 4 Mt or more of iron ore to China in 2012, which provided employment opportunities to smaller vessel classes.

Coal:    At an estimated 1,184 million tonnes in 2013, global seaborne coal trade has expanded at a CAGR of 7% between 2008 and 2013. The coal trade is comprised of two main categories: (1) steam coal, which is chiefly used for electricity generation, but also by industrial users, such as the cement industry and (2) coking coal (a key input for blast furnace steelmaking).

Traditionally dominated by import demand from Japan and Western Europe, the past five years have seen China and India emerge as key drivers of incremental world import growth. Within the past ten years China has been transformed from one of the world’s major steam coal exporting nations to the single largest importer, such has been the strength of the country’s domestic demand for power generation. Indian imports have also grown rapidly during the past 5-10 years to surpass those of Taiwan, South Korea and Japan. Western Europe remains a major import market, while Latin America has grown in importance as a coal import generator. Although investments in new port facilities have enabled the participation of Capesize vessels in the Asia-led coal trade growth in recent years, it has chiefly benefitted demand for Panamax and Handymax type vessels. The leading exporter of coking coal is Australia, followed by the US and Canada. Indonesia is the largest exporter of steam coal, ahead of Australia, the former Soviet Union, Colombia, South Africa and the U.S.

Grains:    Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soyabeans/meal. Compared with the mineral cargoes, grains have generated slower, but still positive rates of annual trade growth over the past five years through 2012 with an estimated CAGR of 2%. The grain trades do, however, remain an important source of freight market volatility due to both the seasonality of export flows and year-on-year variations in crop surpluses and deficits. Soya is the largest of the three main categories of grain trade with the U.S., Brazil and Argentina comprising the leading export countries. The principal import markets are in Europe and Far East Asia with China the world’s single largest soyabean importer. Shipments are dominated by Panamax and Handymax vessels. Wheat and coarse grains are also primarily carried by mid-size vessels with the U.S., Canada, Russia, Ukraine, Argentina, Australia and the EU the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.

Minor Bulks:    A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at more than 1 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels. Several minor bulk cargoes, including steel products and cement suffered an especially severe decline in trade volumes during the global financial crisis. The subsequent recovery in overall minor bulk trade volumes to an estimated all-time high in 2013 has been shaped by some different drivers than during the pre-2008 period with a greater emphasis on Chinese imports of industrial raw materials, such as bauxite and nickel ore. The estimated CAGR for minor bulk volumes for the period from 2008 to 2013 was 3%.

Demand for Dry Bulk Shipping

Dry bulk trade is a function of levels of a) general economic activity, b) the industrialization/urbanization of developing countries, c) population growth (plus changes in dietary habits) and d) regional shifts in cargo supply/demand balances due to, among other factors, the development of new export/import capacity or depletion/development of mineral reserves. The distances cargoes shipped chiefly reflect regional commodity surpluses and deficits. Generally, the more concentrated the sources of cargo supply, the greater the average distance shipped.

Dry bulk carrier demand is determined by the overall volumes of cargo moved and the distance that these cargoes are shipped, which is referred to as tonne-mile demand, as well as changes in vessel efficiency. These changes may be caused by such factors as (1) vessel speed (in the recent high fuel cost/low freight rate environment, there has been an incentive for shipowners to reduce speed and lower fuel consumption); (2) port delays (which have been a common occurrence in the last 10 years as inland and port logistics in several key export areas have struggled to meet surging global demand) and (3) laden to ballast ratios—i.e. how much time vessels spend sailing empty on re-positioning voyages. Ballasting has also been on the increase over the last 10 years due to the widening imbalance in cargo flows between the Atlantic and Pacific Basins.

World seaborne dry bulk trade followed a steady underlying upward trend during the 1980s and 1990s. Compound annual average growth in the major dry bulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% annually in the decade from 2000-09 and to an estimated 7.1% in 2010 to 2013.

Both the growth in dry bulk trade volumes since the global financial crisis of 2008/09, and the preceding acceleration in the underlying rate of expansion in cargo movements, were primarily due to the rapid industrialization and urbanization of China. From approximately 130 Mt in 2000, Chinese dry bulk imports had leapt to almost 1.3 billion tonnes twelve years later, as illustrated in the accompanying chart. In addition, Chinese customs data for the period from January 2013 to September 2013 show that China’s dry bulk imports were up by approximately 12% compared to the same period in 2012. Such an expansion has been facilitated by investments in new mining and port faculties in key exporting areas around the world in response to Chinese-driven increases in commodity prices.

The table below provides a more detailed comparison of China’s dry bulk imports between 2007 (the strongest year for dry bulk carrier vessel earnings) and 2012 (the weakest year in the recent downswing). It confirms iron ore’s role as the leading source of growth during this five year period. This reflects not only increases in Chinese steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy, but also the substitution of higher-quality imported iron ore for lower-quality Chinese supplies. This growth has mainly been to the benefit of Capesize vessels, hauling cargoes from West Australia and Brazil.

The table also highlights high rates of growth across a range of other cargoes, such as coal, grains and some of the key minor bulks. Indonesia and Australia are the primary sources of Chinese coal imports, while Indonesia is also the dominant supplier of bauxite and nickel ore to

China. These trades have been an important source of employment for mid-size vessels in the Pacific. In the grain trades, increased Chinese demand for soyabeans from Latin America and the US has boosted tonne-mile demand in the mid-sizes.

Chinese Dry Bulk Imports (Million Tonnes)

	2007	2012	CAGR
Iron Ore	383.1	745.5	+14%
Steel Products	17.1	13.9	-4%
Coal*	55.0	288.0	+39%
Bauxite/alumina	28.5	45.1	+10%
Grains	32.4	72.4	+17%
Fertiliser	11.7	8.4	-6%
Other Ores/Scrap**	36.3	99.5	+22%

Total of above	564.1	1272.8	+18%

*	Includes lignite
**	Nickel ore, manganese ore, copper ore, chrome ore and ferrous scrap.
Source:	Chinese Customs

Outside of China, most of the additional growth in dry bulk cargo import demand during the past 5 to 6 years has been generated by other Asian economies. For example, Indian coal imports are estimated to have risen from 55 Mt in 2007 to 159 Mt in 2012, reflecting the strength of demand from electricity generators, cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as South Korea, have also contributed to the region’s import growth with the increase in Korean imports of coal and iron ore between 2007 and 2012 (of 57 Mt) more than offsetting the corresponding decrease in Japanese imports (of 10.5 Mt).

In contrast, European mineral imports have staged only a partial recovery from their cyclical lows in 2009 and have remained below their 2007 totals, partly due to the ongoing financial crisis in the eurozone. Consequently, Far East Asia’s share of world seaborne major bulk imports is estimated to have increased to 70-75% from approximately 60% in the middle of the last decade and 50-55% in 2000. As a result, the most dry bulk trade growth has been seen within the Pacific basin, which has been supplemented by increases in fronthaul trade from the Atlantic to the Pacific (primarily iron ore on Capesize vessels and grains on Panamaxes and Supramaxes).

Fleet

The cargoes outlined above are predominantly carried by dry bulk carriers of more than 10,000 dwt. Dry bulk carriers are single-decked ships that transport dry cargoes in “bulk” form (i.e. loose within cargo holds, rather than in bags, crates or on pallets). As at the end of August 2013, the total fleet of 10,000+ dwt dry bulk carriers numbered approximately 9,489 vessels of 699.2 million deadweight (Mdwt).

This fleet is divided into four principal size segments: Handysize (10-39,999 dwt), Handymax (40-64,999 dwt), Panamax (65-99,999 dwt) and Capesize (100,000+ dwt). Aside from size, the main distinction between dry bulk vessel types is whether they are geared (i.e. equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarised below, while the accompanying table summarises the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 41.4% of the end-September 2013 total, followed by Panamaxes at 25.3%, Handymaxes at 21.7% and Handysizes at 11.6%.

Capesize (100,000+dwt):    These ships are almost exclusively deployed on the iron ore and coal trades, which benefit most from their scale economies. There are three main sub-types: small Capes (100-119,999 dwt), standard Capes (160-209,999 dwt) and Very Large Ore Carriers (220,00 dwt and above).

Panamax (65-99,999 dwt):    The strict definition of a Panamax bulk carrier is a ship able to transit the Panama Canal fully laden. However, in recent years this definition has become blurred as (1) only a minority of the vessels in this size range pass through the Panama Canal in any 12-month period and (2) shipyards have developed new designs in anticipation of the Panama Canal’s expanded dimensions from 2015 onwards. For these reasons our fleet definition stretches from 65,000 to 99,999 dwt, encompassing three main sub-types: traditional Panamaxes (70-79,999 dwt), Kamsarmaxes (82/83,000 dwt, which are currently the largest bulk carrier to transit the Panama Canal fully laden) and post-Panamaxes (85-99,999 dwt). The baseload demand for these vessel types is provided by coal and grain cargoes, although they also participate in a number of other trades (including iron ore, bauxite and fertilisers). Only a small minority of vessels in this size range are equipped with cargo gear as most of the ports served have well developed cargo loading or discharge terminals.

Handymax (40,000-64,999dwt):    This segment of the dry bulk carrier fleet contains three distinct sub-categories: the traditional Handymax size (40-49,999 dwt), the Supramax size (50-59,999dwt) and the Ultramax size (60-64,999 dwt). Despite their increased size, these vessels retain a high degree of trading flexibility as their cargo gear enables them to load and/or discharge at ports with limited facilities. They are more widely deployed on longer-haul routes than Handysizes (due to the greater scale economies that they offer). Whereas the traditional Handymax types have gained market share from the sub-40,000 dwt fleet of Handysizes over the past 20 years, the new generation of Supramax and Ultramax vessels are also competing for business on Panamax routes (e.g. grains from Latin America).

Handysize (10,000-39,999 dwt):    These ships carry the widest range of cargoes of any dry bulk size segment and are the most dependent on the minor bulks for employment. They are usually equipped with cargo-handling gear (cranes or derricks) and are widely used on routes to and from draft-restricted ports that a) cannot receive larger ships and b) often lack their own land-based cargo-handling equipment. Many such loading or discharge facilities are located in the developing nations. Due to the limited scale economies that these vessels offer, compared to larger tonnage, many of these ships are extensively employed on intra-regional, shorter-haul trades. Special designs of ship are associated with the carriage of such cargoes as steel products and logs (i.e “open-hatch” and “log-fitted” vessels); while some variants also exist in terms of cargo-handling equipment, e.g. “grab-fitted” tonnage possessing scoops that facilitate easier unloading of certain cargo types.

Dry Bulk Carrier Fleet by Size/Age (Million Dwt):

As at 30th September 2013

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000 +	Total
Pre-1989	15.5	9.7	3.9	3.9	33.0
1989-93	3.1	4.7	8.2	21.9	37.9
1994-98	9.3	16.6	21.6	30.2	77.7
1999-03	7.5	17.2	24.2	23.8	72.6
2004-08	9.9	26.2	34.2	45.5	115.9
2009-13	35.9	78.2	85.5	165.4	365.0

Total Fleet	81.2	152.6	177.6	290.5	702.0

Avg Age	12 Yrs	8 Yrs	8 Yrs	7 Yrs	9 Yrs

Totals may not add due to rounding

Ownership

Ownership in the dry bulk segment is highly fragmented, with SSY’s database showing approximately 2,000 different owners. The largest 10 owners account for approximately 15-16% of the fleet in terms of deadweight carrying capacity, but this will include a large number of Chinese-flagged vessels that will trade on domestic, as well as international, routes.

While such analysis will tend to understate levels of market concentration, due to the operation of vessel pools and chartered in fleets, the dry bulk segment is sufficiently competitive to ensure that vessel spot market earnings are extremely responsive to fluctuations in the supply/demand balance both globally and regionally.

Supply of Dry Bulk Shipping

The supply of dry bulk carriers is fundamentally determined by the delivery of new vessels from the world’s shipbuilding industry and the removal of older vessels, mainly through demolition.

Newbuilding deliveries not only reflect the demand from shipowners for new tonnage, but also available shipyard capacity. Following a sharp increase in demand for new vessels in all of the main sectors of the commercial shipping industry during the last decade, and an accompanying rise in shipbuilding prices to record levels in 2007/8, there was a massive China-led expansion in world shipbuilding capacity. In the case of the dry bulk sector, annual newbuilding deliveries surged from 24.1 Mdwt in 2008 (and an average of 19.0 Mdwt p.a. in 2000-07 inclusive) to 43.6 Mdwt in 2009, 78.7 Mdwt in 2010 and a peak of 98.5 Mdwt in 2012.

The resulting impact on freight market balances and vessel earnings, as described elsewhere in this section, led to sharply reduced levels of dry bulk carrier ordering in 2011 and 2012, which is now starting to be reflected in deliveries.

Estimates for January-September 2013 put total dry bulk carrier newbuilding deliveries at 47.6 Mdwt, which implies that this year’s annual total will be the lowest since 2009. There has been some revival in dry bulk carrier newbuilding investments during 2013, in spite of the generally weak freight market earnings in the first eight months of the year. These orders have tended to be focused on new, more fuel efficient ship designs, where shipyard descriptions offer significantly lower fuel consumption compared with existing vessels through a combination of new technology main engines and refinements of hull forms.

The rising costs of bunker fuels over the past 5-10 years are illustrated in the accompanying chart, which is based on the Supramax vessel specifications used by the Baltic Exchange and estimated bunker prices in Singapore. This shows an increase at sea, at full speed, from approximately $4,500/day in 2002 to approximately $20,000/day in 2012. We would, however, stress that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) that, as described earlier in this section, vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.

The accompanying table summarizes the confirmed dry bulk carrier orderbook at the end of September 2013, by vessel size and scheduled year of delivery, which is at 15% of the global fleet. These delivery dates can be subject to delay with actual deliveries in recent years significantly lagging scheduled totals. For example, 2012 deliveries were an estimated 31.6% below the scheduled total as of January 1, 2012. At an estimated 110.1 Mdwt, the total tonnage on order represents approximately 15.7% of the existing fleet. This compares with end-year highs of 56.5% in 2007, 57.2% in 2009 and 67.3% in 2008, as illustrated in the table below.

Dry Bulk Carrier Newbuilding Orderbook by Size Range (Million Dwt):

As at 30th September 2013

Delivery	10-39,999	40-64,999	65-99,999	100,000 +	Total
2013	3.0	5.4	8.8	9.2	26.4
2014	5.9	10.0	13.6	18.6	48.1
2015	3.7	6.9	6.4	10.6	27.6
2016+	0.8	2.2	1.2	3.9	8.1

Total	13.4	24.5	30.0	42.3	110.1

% of Fleet	16.5%	16.1%	16.9%	14.6%	15.7%

Totals may not add due to rounding

1.	At present, the Panama Canal can accommodate ships of maximum beam (i.e. extreme vessel breadth) of 32.3 meters, maximum length overall (LOA) of 294.1m and maximum draft of 12m tropical fresh water (TFW). Post-enlargement, these limits will increase to 49m beam, 366m LOA and 15.2m TFW draft.
2.	30 tonnes (380cst) per day at 14.0 knots laden/14.5 knots ballast

Typically dry bulk carriers are scrapped between the ages of 25 and 30 years1. However, demolition is not simply a function of the fleet’s age profile. Several factors will influence an owners’ decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs of the vessel and (3) prospective expenditure at classification society surveys. For much of the decade 2000-09, returns from the dry bulk charter markets supported continued investment in vessel life extension and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the dry bulk fleet rose from 3.5 Mdwt in 2008 to 14.7 Mdwt in 2009 and a new annual record of 34.7 Mdwt in 2012. Deletions in January through September 2013 totaled an estimated 17.8 Mdwt.

As the accompanying chart illustrates, record volumes of ship demolition did not prevent a marked acceleration in the rate of dry bulk carrier fleet supply growth. From 6-7% p.a. in 2005-08, net fleet growth leapt to 9% in 2009 and 16.6% in 2010 with further years of double-digit percentage growth following in 2011 and 2012, before slowing to approximately 6% in 2013.

Demolition did, however, contribute to the uneven development of dry bulk carrier fleet supply over the past 5-6 years. In particular, the removal of elderly Handysize vessels, combined with the relatively modest newbuilding programme in this sector compared with the other sizes, ensured that the 10-39,999 dwt fleet grew at an estimated CAGR of just 1.8% between 2008 and 2013, compared with 10.0% for 40-64,999 dwt Handymaxes, 11.9% for 65-99,999 dwt Panamaxes and 15.2% for 100,000+ dwt Capes. As a result, the Handysize sector’s share of total dwt capacity fell from an estimated 17.9% at the end of 2008 to 11.6% at the end of September 2013. By contrast, the share accounted for by 100,000+ dwt Capes rose from 34.6% to 41.4% over the same period. The 65-99,999 dwt Panamax sector recorded a modest increase in its share, from 24.7% to 25.3%, and the 40-64,999 dwt Handymax sector a modest decline, from 22.8% to 21.7%.

Despite the demolition of recent years, there remains almost 33 Mdwt of vessels aged 25 years or older in the current dry bulk carrier fleet with a further 37.9 Mdwt aged 20-24 years. Existing pre-1989 built vessels are heavily concentrated in the Handysize and Handymax fleets, representing 19.1% and 6.4% of total tonnage supply in these two sectors.

(1)	In 2012 and the first nine months of 2013, the average age of Handysize vessels scrapped was 30 years, for Handymax it was 28 years, for Panamax it was 27 years and for Capes it was 22-23 years.

Charter Market & Freight Rates

The chartering of dry bulk vessels can take several different forms, the most typical of which are summarized below.

a)	Single voyage (“spot”) charter

This involves the hire of a vessel for just one stipulated voyage, carrying a designated quantity of a named commodity. For most such charters, an individual ship is specified that will carry out the voyage to be undertaken. The terms of the agreement between the charterer and vessel owner usually defines the port (or ports) of cargo loading and discharge, the dates between which the cargo is to be loaded, plus the cargo-handling terms. The vessel owner will receive from the charterer a mutually agreed payment (normally quoted as a US$ per ton freight rate). In return, the shipowner pays all voyage expenses (e.g. the costs of fuel consumed on the voyage, plus port expenses), all operating costs (e.g. insurance and crewing of the vessel), and capital expenses (i.e. the servicing of any mortgage debt on the ship).

b)	Contract of affreightment (“COA”)

Under a COA, the vessel owner and charterer agree terms for the carriage of a designated volume of a given commodity on a specified route (or routes), with such shipments being carried out on a regular basis. The agreement does not normally identify an individual ship that will be used to fulfil its terms, but more general specifications on the vessels to be used (e.g. maximum age). Under the terms of a COA, freight is normally paid on an agreed US$ per ton basis, with the vessel owner then meeting all voyage, operating and capital costs incurred in the execution of such a charter.

c)	Time charter

Under a time charter, the charterer takes the ship on hire for either (1) a trip between designated delivery and re-delivery positions or (2) for a designated period (e.g. 12 months). The freight rate agreed between the shipowner and charterer is in terms of a daily hire rate (in US dollars), rather than as a US$ per ton figure. For longer term period charters, this may escalate at a rate mutually agreed between vessel owner and charterer. Under the terms of such charters, the vessel owner meets the ship’s operating and capital costs, with the charterer paying all variable voyage expenses (mainly fuel costs, plus port and canal dues). In addition, and unless otherwise stipulated in the charter agreement, the period charterer is able to trade the vessel to and from whichever loading and discharge ports that they choose, carrying whichever cargoes they prefer.

d)	Bareboat charter

Under a bareboat charter, the vessel owner effectively relinquishes control of their ship to the charterer (usually for a period of several years). The shipowner receives an agreed level of remuneration (which may again escalate at a mutually agreed rate) for the duration of the charter and remains responsible for the vessel’s capital costs. In return, the charterer assumes total control of the vessel, thereby becoming responsible for operating the ship and meeting all costs of such operation (e.g. crewing, repairs and maintenance), as well as the direct voyage expenses incurred (i.e. fuel costs, port expenses, etc) when it is trading.

Freight Rates

Freight rates are determined by the balance of tonnage demand and tonnage supply. Primarily as the result of record newbuilding deliveries, fleet utilisation rates have dropped sharply from the peak levels of 2007, as illustrated by movements in key freight market indicators.

Given the diversity of routes and cargoes traded by the dry bulk fleet, freight market measures tend to focus on average worldwide spot earnings (expressed in US$/day). The most recognized of these measures are published on a daily basis by the Baltic Exchange in London. In addition to global averages for standard designs of Handysize (28,000 dwt), Supramax (52,450 dwt), Panamax (74,000 dwt) and Capesize (172,000 dwt) vessels, together with a number of component routes, the Baltic Exchange also publishes a daily composite Index for the entire dry bulk market (the BDI or Baltic Exchange Dry Index).

From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI’s annual average was the lowest since the 1980s. By the end of October 2013, the BDI’s year to date average was 1,093 points, but October 2013 had represented the highest monthly average since 2011 (1,883 points) and by October 8, 2013 the index had reached its highest daily level since October 2011.

The first of the accompanying charts traces developments in representative 12 month time charter rates for the four main sizes since 2002, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. The second chart looks in more detail at developments since the beginning of 2009. These are based on existing modern (i.e. under 10 years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.

Although both charts show the extent to which vessel earnings in the different size ranges move broadly in tandem, they also highlight that the sharpness of market rises and falls vary in degree. Those size groups that carry the narrowest range of cargoes—or which are employed on the least number of routes—tend to experience the greatest variations in charter rates. Hence, in the dry bulk shipping sector, earnings of Capesizes have been prone to fluctuate to a far greater degree than those of smaller vessels. It appears that as the average size of Capesize has increased, so has its relative volatility compared with the other sizes.

Another feature of the recent downswing in the freight market cycle has been the relative resilience of earnings in the Handymax and Handysize sectors compared with the larger vessel sizes. This can be partly attributed to the greater trading versatility offered by the cargo gear on Handymax types, but also relative rates of fleet supply growth.

Asset Values

In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the US dollar in key shipbuilding nations (principally China, Japan and South Korea).

A higher US dollar cost base helps to explain why oversupplied shipbuilding markets have not returned newbuilding prices to their previous historic lows. For example, Panamax bulk carrier newbuilding prices in Japan fell from $56 million in the third quarter of 2008 to $29 million in the final quarter of 2012, which compares with an estimated $20 million in the first quarter of 2002. The current Japanese price is estimated to be $33 million.

Secondhand values are primarily shaped by actual and anticipated earnings, newbuilding replacement costs (which are relevant for modern vessels) and residual scrap value (more relevant for older units).

The accompanying charts compare the development of representative newbuilding, five and ten year old secondhand prices for Handysize, Handymax and Panamax vessels since 2002. Individual vessel prices will vary according to such factors as specific size, age, cargo gear, yard of build and fuel consumption. Following the pattern of the charter markets, prices peaked between mid-2007 and mid-2008. Such was the shortage of shipbuilding capacity during that period—with a lengthening lead time between contracting and delivery—that demand for existing vessels with prompt delivery briefly created the abnormal situation where secondhand vessels were priced at a premium to newbuildings.

Consequently the percentage decline in secondhand prices from their peaks was more severe than for newbuildings. Nevertheless, prices did not fall back to their 2002 lows and have shown a firmer trend since the beginning of 2013 with five year old values rising by an average of 20-25% between December 2012 and October 2013.

BUSINESS

History and Development of the Company

Scorpio Bulkers Inc. was established on March 20, 2013 under the laws of the Republic of the Marshall Islands. In July 2013, we issued and sold 31,250,000 common shares (including 1,500 common shares issued in connection with our formation) for net proceeds of $242.8 million in the July 2013 Private Placement; in September 2013, we issued and sold an additional 33,400,000 common shares for net proceeds of $290.2 million in the September 2013 Private Placement; and in October 2013, we issued and sold an additional 32,590,411 common shares for net proceeds of $291.0 million in the October 2013 Private Placement.

Our initial fleet will consist of 52 newbuilding drybulk vessels, including 28 Ultramax vessels, 21 Kamsarmax vessels and three Capesize vessels, each with a carrying capacity of between 60,000 dwt and 180,000 dwt and an aggregate carrying capacity of approximately 4.0 million dwt. We refer to these vessels as our Initial Fleet. Until we take delivery of one or more of the vessels in our Initial Fleet, which is expected to occur in the second quarter of 2014, we do not anticipate earning a material amount of revenues from our operations unless we charter-in vessels or purchase recently delivered newbuilding vessels. The vessels in our Initial Fleet are to be constructed at established shipyards in Japan, China and Romania and are scheduled to be delivered to us between the second quarter of 2014 and the third quarter of 2016.

We have issued an aggregate of 97,240,411 common shares in three separate Norwegian private placements exempt from registration under the Securities Act, resulting in net proceeds to us of $824.0 million, in aggregate, which we refer to collectively as the “Equity Private Placements.”

Following the completion of this offering, we expect to have in excess of $809.3 million of available cash from the net proceeds of this offering, based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date), and a portion of the net proceeds of the Equity Private Placements. As of December 9, 2013, we have paid a total of $251.5 million in initial installment payments due under our shipbuilding contracts for our Initial Fleet. We plan to finance the remaining contractual commitments of $1,338.9 million for our Initial Fleet with the net proceeds received from this offering, the remaining net proceeds we have received from the Equity Private Placements, other available cash on hand, cash flows from operations after the delivery of one or more vessels in our Initial Fleet, borrowings under new secured credit facilities, and from securities offered in the public and private debt and equity capital markets. We cannot assure you that we will be successful in obtaining the necessary financing to fund all of our remaining contractual obligations under our shipbuilding contracts or will be able to take delivery of all the vessels we have agreed to acquire.

In addition, we plan to use a portion of the net proceeds from this offering and the net proceeds from future equity or debt offerings or both, together with the amounts we expect to be available to us under the credit facilities we plan to enter, to fund additional vessel acquisitions. Our intention is to acquire additional latest generation drybulk carriers with fuel-efficient vessel specifications and carrying capacities of greater than 30,000 dwt, either directly from shipyards or from owners with existing newbuilding vessel contracts. We may also acquire secondhand vessels that meet our stringent vessel specifications. The timing of these vessel acquisitions will depend on our ability to identify suitable vessels on attractive acquisition terms. Although we may have the capacity to obtain additional financing, we intend to maintain moderate levels of leverage of not more than 60% of the value of the Company’s vessels collateralizing its indebtedness on a consolidated basis.

Business Overview

We are a newly formed international shipping company created on March 20, 2013 under the laws of the Republic of the Marshall Islands for the purpose of acquiring and operating the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. We believe that it is an opportune time to acquire these vessels because acquisition costs for these vessels are currently near the lowest average levels of the past 10 years. In addition, we believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage. The drybulk carriers that we have agreed to acquire for an aggregate purchase price of $1,590.5 million, will transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and will be employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels.

Our primary objective is to profitably grow our business and increase shareholder value by focusing on latest generation drybulk carriers. We intend to leverage the relationships, expertise and reputation of the Scorpio Tankers and the Scorpio Group to manage, service and employ our fleet and to identify opportunities to expand our fleet through newbuildings and selective acquisitions.

Our Relationship with the Scorpio Group

We believe that one of our principal strengths is our relationship with Scorpio Tankers and the Scorpio Group of companies. Our vessel operations are managed under the supervision of our board of directors, by our management team and by members of the Scorpio Group of companies. We expect our relationship with Scorpio Tankers and the Scorpio Group of companies will give us access to their relationships with major international charterers, lenders and shipbuilders. We will have access to Scorpio Group’s customer and supplier relationships and their technical, commercial and managerial expertise, which we believe will allow us to compete more effectively and operate our vessels on a cost efficient basis. The Scorpio Group, through SSH, is expected to beneficially own approximately 1.0% of our common shares following the completion of this offering excluding the common shares to be issued pursuant to the Administrative Services Agreement. Please see “Security Ownership of Certain Beneficial Owners and Management.”

In addition to our relationship with Scorpio Tankers, we believe there are opportunities for us to benefit from operational, charterer and shipyard-based synergies due to our broader shared relationship with the Scorpio Group which includes:

•	SSM, which provides vessel technical management services for 27 vessels owned by third-parties, including Scorpio Tankers, and provides us with the same services for all of our vessels.

•

SCM, which provides vessel commercial management services for 95 vessels owned by third-parties, including Scorpio Tankers, and provides us with the same services for all of our vessels. SCM manages 79 vessels (excluding the vessels in our Initial Fleet) through the spot market-oriented Scorpio Group Pools, which include the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, the Scorpio MR Pool and the Scorpio Handymax Tanker Pool.

•	SSH, which provides us and related entities with administrative services and services related to the acquisition of vessels.

We can provide no assurance, however, that we will realize any benefits from our relationship with Scorpio Tankers or the Scorpio Group.

Emanuele Lauro, our Co-Founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls SCM, our commercial manager, and SSM, our technical manager. These relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or other owner’s interests over our interests. To the extent there is a conflict of interest, there is no assurance that it will be resolved in our favor.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Experienced management teams.    Our Company’s leadership has considerable depth of shipping industry expertise. Since 2003, under the leadership of Mr. Emanuele Lauro, our Co-Founder, Chairman and Chief Executive Officer, the Scorpio Group, together with Scorpio Tankers, has grown from an owner of three vessels in 2003 to an owner of 73 vessels, and an operator or manager of approximately 108 vessels, as of November 5, 2013. Mr. Robert Bugbee, our Co-Founder, President and Director, also holds a senior management position within the Scorpio Group and is the President and a Director of Scorpio Tankers, has more than 27 years of experience in the shipping industry and was formerly the President and Chief Operating Officer of OMI, which was a publicly traded shipping company until its sale in 2007. Messrs. Lauro and Bugbee are supported by Mr. Cameron Mackey, Mr. Hugh Baker, Mr. Luca Forgione, who serve as our Chief Operating Officer, our Chief Financial Officer, and our General Counsel, respectively, of whom, Messrs. Mackey and Forgione also serve as members of the management team of Scorpio Tankers. Mr. Mackey is also a director of Scorpio Tankers. Messrs. Mackey, Baker and Forgione serve in similar positions in the Scorpio Group and have 19, 21 and 10 years of experience, respectively, in the shipping industry, and, with Messrs. Lauro and Bugbee, collectively have over 77 years of combined shipping experience, and have developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants. In addition, our Chief Executive Officer has experience in the ownership and operation of dry bulk carriers, through the Scorpio Group, which has owned and operated several dry bulk carriers, and in the upstream and downstream supply chain of dry bulk commodities, as founder, Chief Executive Officer and Chairman of Scorpio Logistics Ltd. Our executive officers are not required to work full-time on our affairs and also perform services for other companies, including Scorpio Tankers. Initially, we expect that our executive officers will devote a substantial portion of their business time to the completion of our drybulk carrier acquisition program and management of the Company.

Attractive Initial Fleet.    Our Initial Fleet of 52 newbuilding drybulk carriers, including 28 Ultramax vessels, 21 Kamsarmax vessels and three Capesize vessels, are scheduled to be delivered to us between the second quarter of 2014 and the third quarter of 2016. We believe that owning a modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver and provides us with a competitive advantage in securing favorable time and spot charters with high-quality counterparties. We believe that it is an opportune time to acquire these latest generation, fuel-efficient drybulk vessels because acquisition costs for these vessels are currently near the lowest average levels of the past 10 years. In addition, we believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage.

Significant available liquidity to pursue acquisition and expansion opportunities.    Following the completion of this offering, we expect to have at least $809.3 million of available cash, including $570.6 million, which is a portion of the net proceeds from the Equity Private Placements, and net proceeds of $238.7 million from this offering based on an assumed initial public offering price of $9.90 per share (the closing price of our common shares on the Norwegian OTC List on December 6, 2013 based upon the Bloomberg Composite Rate of NOK6.16465 per $1.00 in effect on that date). We intend to use the substantial majority of our available cash, and borrowing capacity under the secured credit facilities we intend to enter, to pursue vessel acquisitions, including the acquisition of our Initial Fleet, consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

Access to attractive acquisition and chartering opportunities.    Scorpio Group, including Scorpio Tankers, has established strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. We believe that the Scorpio Group’s relationships with these counterparties and its strong sale and purchase track record and reputation as a creditworthy counterparty should provide us, as a member of the Scorpio Group, with access to attractive asset acquisitions, chartering and vessel financing opportunities.

High quality, cost efficient vessel opportunities.    We believe that Scorpio Group’s experience with the commercial and technical management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important in establishing and retaining high quality charterers that are looking for reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operation.

Our Business Strategies

Our primary objectives are to profitably grow our business and emerge as a successful owner and operator of drybulk vessels. The key elements of our strategy are:

Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices.    We intend to acquire latest generation drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt through timely and selective acquisitions. We currently view this vessel class as providing attractive return characteristics given the relatively low vessel price levels. A key element to our acquisition strategy will be to acquire high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the drybulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

Optimizing vessel revenues primarily through spot market exposure.    The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, has recently increased from the record low levels of 647 in February 2012 to 1,865 on December 2, 2013. We expect the upward trend in drybulk carrier charter rates will continue for the near to medium term through the expected delivery of our Initial Fleet, and intend to employ a chartering strategy to capture upside opportunities in the spot market. We may also use fixed-rate time charters as the charter market improves to reduce downside risks. There can be no assurance that the drybulk charter market will continue to increase and the market could decline.

Focusing on drybulk carriers based on the experience and expertise of the Scorpio Group and our management team in the international shipping industry.    We believe that major international commodity companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of the Scorpio Group and the members of our management team in order to further expand these relationships with consistent delivery of superior customer service.

Minimizing operating and corporate expenses.    Pursuant to the Master Agreement, SSM and SCM will coordinate and oversee the technical and commercial management of our fleet, respectively. We believe that SSM and SCM will be able to provide these services at costs that are lower than what we could achieve by performing these functions in-house.

Maintain a strong balance sheet through moderate use of leverage.    We plan to finance our Initial Fleet and future vessel acquisitions with a mix of debt and equity, but intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing. By maintaining moderate levels of leverage of not more than 60% of the value of the vessels collateralizing our indebtedness, we expect to retain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters. Charterers have increasingly favored financially solid vessel owners, and we believe that our expected balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with well capitalized counterparties.

Our Fleet

The following table summarizes key information about our Initial Fleet as of the date of this prospectus:

Vessel Name	Vessel Type	Shipyard(1)	Vessel Size (dwt)	Latest Scheduled Delivery Date(2)
(Firm Newbuildings To Be Constructed)
SBI Hera	Ultramax	Mitsui	60,000	Q2 2016
SBI Zeus	Ultramax	Mitsui	60,000	Q2 2016
SBI Poseidon	Ultramax	Mitsui	60,200	Q3 2016
SBI Apollo	Ultramax	Mitsui	60,200	Q3 2016
SBI Leo	Ultramax	Dacks	61,000	Q2 2015
SBI Lyra	Ultramax	Dacks	61,000	Q3 2015
SBI Subaru	Ultramax	Dacks	61,000	Q3 2015
SBI Ursa	Ultramax	Dacks	61,000	Q4 2015
SBI Antares	Ultramax	Nacks	61,000	Q1 2015
SBI Bravo	Ultramax	Nacks	61,000	Q1 2015
SBI Hydra	Ultramax	Nacks	61,000	Q3 2015
SBI Maia	Ultramax	Nacks	61,000	Q3 2015
SBI Hyperion	Ultramax	Nacks	61,000	Q2 2016
SBI Tethys	Ultramax	Nacks	61,000	Q2 2016
SBI Echo	Ultramax	Imabari	61,000	Q4 2015
SBI Tango	Ultramax	Imabari	61,000	Q4 2015
SBI Cronos	Ultramax	Imabari	61,000	Q1 2016
SBI Hermes	Ultramax	Imabari	61,000	Q1 2016
SBI Hercules	Ultramax	Chengxi	63,500	Q1 2016
SBI Orion	Ultramax	Chengxi	63,500	Q4 2015
SBI Pegasus	Ultramax	Chengxi	63,500	Q3 2015
SBI Kratos	Ultramax	Chengxi	64,000	Q2 2016
SBI Samson	Ultramax	Chengxi	64,000	Q2 2016
SBI Phoenix	Ultramax	Chengxi	64,000	Q3 2016
SBI Athena	Ultramax	Chengxi	64,000	Q1 2015
SBI Thalia	Ultramax	Chengxi	64,000	Q4 2015
SBI Phoebe	Ultramax	Chengxi	64,000	Q2 2016
SBI Perseus	Ultramax	Chengxi	64,000	Q2 2016
SBI Salsa	Kamsarmax	Tsuneishi	81,600	Q3 2015
SBI Merengue	Kamsarmax	Tsuneishi	81,600	Q1 2016
SBI Capoeira	Kamsarmax	Hudong	82,000	Q3 2015
SBI Carioca	Kamsarmax	Hudong	82,000	Q4 2015
SBI Lambada	Kamsarmax	Hudong	82,000	Q1 2016
SBI Macarena	Kamsarmax	Hudong	82,000	Q2 2016
SBI Swing	Kamsarmax	Hudong	82,000	Q3 2016
SBI Jive	Kamsarmax	Hudong	82,000	Q3 2016
SBI Electra	Kamsarmax	Yangzijiang	82,000	Q3 2015
SBI Flamenco	Kamsarmax	Yangzijiang	82,000	Q3 2015
SBI Rock	Kamsarmax	Yangzijiang	82,000	Q4 2015
SBI Twist	Kamsarmax	Yangzijiang	82,000	Q1 2016
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q3 2015
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q3 2015
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q4 2015
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q1 2016
SBI TBN(3)	Kamsarmax	Hudong	82,000	Q1 2016
SBI Cakewalk	Kamsarmax	SJC	82,000	Q2 2014
SBI Charleston	Kamsarmax	SJC	82,000	Q3 2014
SBI Samba	Kamsarmax	Imabari	84,000	Q1 2015
SBI Rumba	Kamsarmax	Imabari	84,000	Q3 2015
SBI Churchill	Capesize	Daewoo	180,000	Q4 2015
SBI Presidente	Capesize	Daewoo	180,000	Q4 2015
SBI Perfecto	Capesize	Daewoo	180,000	Q1 2016

(1)

As used in this prospectus, “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Dacks” refers to Dalian COSCO KHI Ship Engineering Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Chengxi” refers to Chengxi Shipyard Co., Ltd., “Tsuneishi” refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc. “Yangzijiang” refers to Jiangsu

Yangzijiang Shipbuilding Co. Ltd., “SJC” refers to Shanghai Jiangnan-Changxing Shipbuilding Co., “Imabari” refers to Imabari Shipbuilding Co. Ltd. and “Daewoo” refers to Daewoo Mangalia Heavy Industries S.A.

(2)	Based on terms of the newbuilding contracts.
(3)	We have entered into stock purchase agreements to acquire all of the issued and outstanding equity interests of the entities that are party to the shipbuilding contracts to acquire these vessels from an unaffiliated third party.

Our Newbuilding Contracts

We have entered into a newbuilding contract for each of the newbuilding vessels in our Initial Fleet with the shipyard constructing the vessel. These contracts generally contain customary provisions, including:

•

the technical specifications relating to the construction of the vessel to meet operational performance criteria characteristic of vessels of such class such as maximum carrying capacity, fuel consumption and speed;

•

the scheduled installment payments for the contract price of the vessel, which generally coincide with specific construction events in the building process with the final installment payment due upon delivery of the vessel to us;

•

adjustments in the contract price for or, under certain circumstances, our right to rescind the contract in the event of, among other things, materials delays in the delivery of the vessel to us or a material deficiency in the completed vessel’s specifications or performance;

•	our right to supervise the construction of the vessel; and

•

a warranty by the shipyard to remedy all defects in the vessel, its hull and machinery or its equipment that are discovered within an agreed upon time, generally a period of 12 months from the delivery of the vessel.

In addition, in connection with each of the newbuilding contracts for vessels in our Initial Fleet we have entered into refund guarantees with an unaffiliated bank at or around the time that we enter such newbuilding contract, pursuant to which the bank guarantees the repayment of installments paid to the shipyard in the event of certain defaults by the shipyard.

Employment of Our Fleet

Generally, we intend to operate our vessels in spot market-oriented commercial pools, in the spot market or, under certain circumstances, on time charters.

Spot Market-Oriented Commercial Pools

To increase vessel utilization and thereby revenues, we intend to participate in commercial pools operated by SCM, in which other shipowners with similar, high-quality, modern and well-maintained vessels participate. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by attempting to secure backhaul voyages, which is when cargo is transported on the return leg of a journey, and cargo COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

We expect that each of the vessels in our Initial Fleet following their delivery to us will initially be employed in either the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool or the

Scorpio Capesize Pool, which are spot market-oriented pools with no history of operations that have been newly formed or will be formed after this offering but before delivery of the vessels in our Initial Fleet and will be managed by SCM and will expose us to fluctuations in spot market charter rates.

Scorpio Ultramax Pool, Scorpio Kamsarmax Pool and Scorpio Capesize Pool

To increase vessel utilization and thereby revenues, we intend to participate in a commercial pool with other shipowners with similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

When we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a drybulk carrier pool managed by our commercial manager.

SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, and Chairman and Chief Executive Officer is a member, will be responsible for the administration of the pool and the commercial management of the participating vessels, including the marketing, chartering, operating and bunker (fuel oil) purchases for the vessels. The pool participants will remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels will be aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

The Scorpio Ultramax Pool, Scorpio Kamsarmax Pool and Scorpio Capesize Pool are pools, which have been newly formed or will be formed prior to the delivery of the vessels in our Initial Fleet, that intend to operate in the international shipping market with a majority of the vessels in each pool to be employed in the spot market. Our vessels are expected to participate in the Scorpio Ultramax Pool, Scorpio Kamsarmax Pool and Scorpio Capesize Pool under the same contractual terms and conditions as the third party vessels in the pool. Each pool will aggregate the revenues and expenses of all of the pool participants and distribute the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operates in the period. SCM, as operator of the Scorpio Ultramax Pool, Scorpio Kamsarmax Pool and Scorpio Capesize Pool, is expected to charge $300 a day for each vessel plus a 1.75% commission on the gross revenues per charter fixture. SCM is expected to negotiate voyage charters, short duration time charters, and contracts of affreightment; manages procurement of bunkers, port charges and administrative services; and distributes the cash earnings.

Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis.

Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in drybulk vessel charter rates.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts should rates become more attractive. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.

Management of Our Business

Commercial and Technical Management

Upon delivery our vessels will be commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months notice. SCM and SSM are companies affiliated with us. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools, and will manage the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool in which we expect our Initial Fleet will be employed. For commercial management of any of our vessels that does not operate in one of these pools, we will pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.

SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. Please see “Certain Relationships and Related Party Transactions—Commercial and Technical Management Agreements” for additional information.

Administrative Services Agreement

We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. SSH also arranges acquisitions for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We will also pay SSH a fee for arranging vessel acquisitions, including newbuildings, equal to $250,000 per vessel, due upon delivery of the vessel, which is payable in our common shares. We have agreed to issue upon delivery of each vessel (i) 31,250 common shares to SSH as payment related to each of the first 17 vessels in our Initial Fleet; (ii) 25,811 common shares to SSH as payment related to each of the next nine vessels in our Initial Fleet; (iii) 25,633 common shares to SSH as payment related to each of the next ten vessels in our Initial Fleet; (iv) 26,419 common shares to SSH as payment related to each of the next four Kamsarmax vessels in our Initial Fleet; (v) 26,185 common shares to SSH as payment related to each of the next three Capesize vessels in our Initial Fleet; (vi) 26,197 common shares to SSH as payment related to each of the next two vessels in our Initial Fleet; and (vii) 26,396 common shares to SSH as payment related to each of the next seven vessels in our Initial Fleet. For all future vessels the number of common shares issuable to SSH as payment is based on the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH three years after this initial public offering upon 12 months notice.

Officers and Crewing

We currently have one employee. Our executive officers are expected to be employed by us effective immediately after the effectiveness of the registration statement of which this prospectus forms a part and our support staff is expected to be provided by SSH pursuant to an Administrative Services Agreement. Our technical manager will be responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries. Our subsidiaries that will own the vessels in our fleet, indirectly through our technical manager pursuant to the respective technical management agreements, will employ officers and crew members manning such vessels.

Our Customers

We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation and that of our commercial manager. We compete primarily with other independent and state-owned drybulk vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.

Seasonality

We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter to quarter volatility in our operating results, which could affect the amount of dividends that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of drybulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results and cash available for dividends.

Environmental and Other Regulations in the International Shipping Industry

Government regulation significantly affects the ownership and operation of our fleet. We are subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which our vessels may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments (collectively,

“MARPOL”). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate.

MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain “Emission Control Areas”, or “ECAs”. By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea and certain coastal areas of North America are designated ECAs, and areas of the United States Caribbean Sea will become ECAs, effective January 1, 2014. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the United States Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or “EEDI”, and all ships use the Ship Energy Management Plan (SEEMP).

We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5,000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. SSM has or will obtain documents of compliance for their offices and will obtain safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed every five years, but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and

European Union ports, respectively. Each of our vessels will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311

(c), (e)) or the Intervention on the High Seas Act. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all existing and future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA has adopted a draft 2013 Vessel General Permit authorizing discharges incidental to operations of commercial vessels to replace the current Vessel General Permit upon its expiration on December 19, 2013. The 2013 Vessel General Permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including restrictions on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The Coast Guard ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with future EPA and U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships are required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013 and we are in compliance with these results.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys.    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys.    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys.    Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a ship owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the IACS). In 2012, the IACS issued draft harmonized Common Structure Rules, that align with the IMO goals standards, and they are expected to be adopted in winter 2013. All our vessels will be certified as being “in class” by the American Bureau of Shipping, or ABS, and Det Norske Veritas, or DNV, major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any drybulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

We plan to maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. In addition, while we believe that the insurance coverage that we plan to obtain will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We plan to maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our vessels. We expect that each of our vessels will be covered up to at least fair market value with deductibles of $100,000—$150,000 per vessel per incident. We also plan to maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is expected to be limited to approximately $6.5 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

We expect that our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $6.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Properties

Other than our vessels (including the contracts for the construction thereof), we do not own any material property.

Exchange Offer

Concurrently with the closing of this offering, we plan to offer to exchange the unregistered common shares previously issued in the Equity Private Placements, other than common shares owned by SSH and other affiliates of ours, for common shares that have been registered under the Securities Act. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal.

MANAGEMENT

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is follows: our Class A directors will serve for a term expiring at the 2014 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2015 annual meeting, and our Class C directors will serve for a term expiring at the 2016 annual meeting. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Scorpio Bulkers Inc., 9, Boulevard Charles III, MC 98000 Monaco. We expect that all of our directors (including our director nominees), other than Emanuele A. Lauro and Robert Bugbee will be independent.

Name	Age	Position
Emanuele A. Lauro	34	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	53	Class B Director and President
Cameron Mackey	45	Chief Operating Officer
Hugh Baker	45	Chief Financial Officer
Roberto Giorgi(1)	63	Class A Director
Einar Michael Steimler(1)	65	Class B Director
Christian M. Gut(1)	34	Class C Director
Sergio Gianfranchi	69	Vice President, Vessel Operations
Luca Forgione	37	Secretary and General Counsel

(1)	Messrs. Giorgi, Steimler and Gut have each agreed to serve on our board of directors effective immediately after the effectiveness of the registration statement of which this prospectus forms a part.

Biographical information concerning the directors and executive officers listed above is set forth below.

Emanuele A. Lauro, Chairman & Chief Executive Officer

Emanuele A. Lauro, our Co-Founder, has served as our Chairman and Class A director since April 9, 2013 and as our Chief Executive Officer since July 1, 2013. Mr. Lauro also serves and has served as Chairman and Chief Executive Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 100 vessels in 2013. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Tanker Pools in addition to several other ventures such as Scorpio Logistics in 2007, which owns and operates specialized assets engaged in the transshipment of coal and invests in coastal transportation and port infrastructure developments and Scorship Navigation in 2005, which engages in the identification, placement, and management of certain international shipping investments on behalf of retail investors in Europe. Mr. Lauro has a degree in international business from the European Business School, London.

Robert Bugbee, President and Director

Robert Bugbee, our Co-Founder, has served as our Class B director since April 9, 2013 and as our President since July 1, 2013. Mr. Bugbee has more than 25 years of experience in the shipping industry. Mr. Bugbee also serves and has served as President and Director of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

Cameron Mackey, Chief Operating Officer

Cameron Mackey has served as our Chief Operating Officer since July 1, 2013. Mr. Mackey also serves and has served as Chief Operating Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007-2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Hugh Baker, Chief Financial Officer

Hugh Baker has served as our Chief Financial Officer since July 1, 2013. Mr. Baker also serves and has served as a Managing Director of Scorpio USA LLC since July 2012, focusing on business development and finance for Scorpio Tankers (NYSE: STNG) and the Scorpio Group. For three years prior to joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.

Roberto Giorgi, Director

Roberto Giorgi has agreed to serve as our Class A director. Mr. Giorgi also serves and has served since 2005 as the President of V.Ships Ship Management, the world’s largest ship management company. From 1988 to 2008, Mr. Giorgi has held various roles within V.Ships, including Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ship’s ship management operation from its Monaco office. From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members. Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 – 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian line and Sitmar Cruises. Before joining the merchant marine, he spent one year (1970/71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant. In addition, since June 2013 Mr. Giorgi has been a director of Skuld P&I Club.

Einar Michael Steimler, Director

Einar Michael Steimler has agreed to serve as our Class B director. Mr. Steimler also serves as a director of DHT Holdings Inc. (NYSE:DHT). Mr. Steimler has over 30 years experience in the shipping industry. From 2000 to 2011, Mr. Steimler served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its Chief Executive Officer until the end of 2007. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.

Christian M. Gut, Director

Christian M. Gut has agreed to serve as our Class C director. Mr. Gut has 10 years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he was appointed as Director on May 18, 2006. Over two decades EABC advised many European multinational companies leaders in the transportation, infrastructure and defense industries including various subsidiaries of ThyssenKrupp AG and Finmeccanica. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut is a co-founder and past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.

Sergio Gianfranchi, Vice President, Vessel Operations

Sergio Gianfranchi has served as our Vice President of Vessel Operations since September 19, 2013. Mr. Gianfranchi also serves and has served as Vice President, Vessel Operations of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group Pools during the last five years, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 50 vessels grouped in the three Scorpio Group Pools, from 2007 to 2009. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

Luca Forgione, Secretary and General Counsel

Luca Forgione has served as our Secretary and General Counsel since July 1, 2013. Mr. Forgione also serves and has served as Secretary and General Counsel of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has ten years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, part of Constellation Energy Group Inc. then listed on the NYSE under “CEG” and now part of Exelon (NYSE: EXC) from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Masters Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Board of Directors and Committees

Immediately following the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee comprised of our three independent members of our board of directors who will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our audit committee will also be responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions will be subject to the approval of the audit committee. We will also establish a compensation committee comprised of the members of the audit committee which will be responsible for recommending to the board of directors our senior executive officers’ compensation and benefits. We will also establish a nominating and corporate governance committee which will be responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. We expect that Mr. Einar Michael Steimler will qualify as an audit committee financial expert, as such term is defined under Regulation S-K promulgated by the SEC.

Our board of directors may, in the future, establish such other committees as it determines from time to time.

Corporate Governance Practices

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.

Independence of Directors.    The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Marshall Islands law and our amended and restated bylaws, we expect that three members of our board of directors will be independent according to the NYSE’s standards for independence.

Compensation Committee and Nominating/Corporate Governance Committee.    The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our amended and restated bylaws, we intend to establish a compensation committee and nominating and corporate governance committee following the effectiveness of the registration statement of which this prospectus forms a part.

Audit Committee.    The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of the three independent members of our board of directors. Pursuant to our audit committee charter, the audit committee confers with our independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee reviews the scope of the audit of our financial statements and results thereof.

Board of Directors and Executive Compensation

For the period from our inception to September 30, 2013, we did not pay any compensation to our directors and senior management. These amounts have been accruing since July 1, 2013 and the value of these services for the period from July 1, 2013 to September 30, 2013 that we will pay is approximately $0.6 million, which is reflected in our September 30, 2013 financial statements. Upon the completion of this offering we plan to enter into direct employment agreements with individuals who will provide executive management services to us. We expect that aggregate annual compensation to members of our senior management will be approximately $2.2 million, excluding management stock compensation. Following completion of this offering, each of our non-employee directors will receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with that of our shareholders. Accordingly, after the completion of this offering and the planned Exchange Offer, we expect that our board of directors will consider issuing equity awards to provide incentives to our management in order to improve our business.

Equity Incentive Plan

Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of 4,862,021 common shares for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Following the completion of this offering, the Equity Incentive Plan will be administered by our Compensation Committee.

Under the expected terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

As of December 9, 2013, we have granted an aggregate of 4,155,000 restricted shares, subject to applicable vesting schedules, under the Equity Incentive Plan.

Employees

Since July 1, 2013, we have had one employee (excluding our executive officers).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Commercial and Technical Management Agreements

Upon delivery our vessels will be commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months notice. SCM and SSM are companies affiliated with us. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools and will manage the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool in which we expect our Initial Fleet will be employed. For commercial management of any of our vessels that does not operate in one of these pools, we will pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.

SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel.

Administrative Services Agreement

We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. SSH also arranges acquisitions for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We will also pay SSH a fee for arranging vessel acquisitions, including newbuildings, equal to $250,000 per vessel, due upon delivery of the vessel, which is payable in our common shares. We have agreed to issue upon delivery of each vessel (i) 31,250 common shares to SSH as payment related to each of the first 17 vessels in our Initial Fleet; (ii) 25,811 common shares to SSH as payment related to each of the next nine vessels in our Initial Fleet; (iii) 25,633 common shares to SSH as payment related to each of the next ten vessels in our Initial Fleet; (iv) 26,419 common shares to SSH as payment related to each of the next four Kamsarmax vessels in our Initial Fleet; (v) 26,185 common shares to SSH as payment related to each of the next three Capesize vessels in our Initial Fleet (vi) 26,197 common shares to SSH as payment related to each of the next two vessels in our Initial Fleet; and (vii) 26,396 common shares to SSH as payment related to each of the next seven vessels in our Initial Fleet. For all future vessels the number of common shares issuable to SSH as payment is based on the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH three years after this initial public offering upon 12 months notice.

Share Issuances

During July 2013, we issued and sold 1,250,000 common shares (including 1,500 common shares issued in connection with our formation) to SSH for $10.0 million as part of a series of Norwegian private transactions exempt from registration under the Securities Act. These common shares are subject to a contractual lock-up until July 2014.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common shares as of the date of this prospectus and upon completion of this offering held by beneficial owners of 5% or more of our common shares and by all of our directors and officers as a group. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

	Common Shares Beneficially Owned Prior to the Offering		Common Shares to be Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percentage(1)	Number	Percentage(2)(3)
Scorpio Services Holding Limited(3)	1,250,000	1.2%	1,250,000	1.0%
Galahad Securities Limited	10,863,500	10.7%	10,863,500	8.5%
Avenue Europe International Management, L.P(4)	2,270,565	2.7%	2,270,565	1.8%
Avenue Capital Management II, L.P(4)	7,607,435	7.5%	7,607,435	6.0%
BlueMountain Capital Management, LLC(4)	8,538,000	8.4%	8,538,000	6.7%
York Capital Management Global Advisors, LLC(4)	8,459,000	8.3%	8,459,000	6.6%
Monarch Alternative Capital LP(4)	8,341,000	8.2%	8,341,000	6.5%
Directors and executive officers as a group(5)	4,080,000	4.0%	4,080,000	3.2%

(1)	Calculated based on 101,395,411 common shares outstanding.
(2)	Calculated based on 127,495,411 common shares outstanding, gives effect to this offering and assumes the underwriters do not exercise their over-allotment option.
(3)	Excludes 1,441,276 common shares payable under the Administrative Services Agreement.
(4)	Includes common shares held by funds managed thereby.
(5)	Emanuele Lauro, our Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, will own 10%, 10% and 7% of Scorpio Services Holdings Limited, respectively.

DESCRIPTION OF CAPITAL STOCK

The following is a description of material terms of our amended and restated articles of incorporation and amended and restated bylaws. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and bylaws, copies of which will be filed as exhibits to the Registration Statement of which this prospectus forms a part and may be obtained from us as set forth under “Where You Can Find Additional Information.”

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized capitalization

Under our amended and restated articles of incorporation our authorized capital stock consists of 450,000,000 common shares, par value $0.01 per share, of which shares will be issued and outstanding after the offering, and 50,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Share history

On March 20, 2013, we issued 1,500 common shares to SSH in connection with our initial capitalization.

Between July 1, 2013 and July 16, 2013, we issued and sold 31,250,000 common shares (including 1,500 common shares issued in connection with our formation), par value $0.01 per share, for net proceeds of $242.8 million in the July 2013 Private Placement; on September 24, 2013, we issued and sold an additional 33,400,000 common shares for net proceeds of $290.2 million in the September 2013 Private Placement; and on October 31, 2013, we issued and sold an additional 32,590,411 common shares for net proceeds of $291.0 million in the October 2013 Private Placement. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A of the Securities Act.

We have reserved 4,862,021 of our common shares for issuance under the terms and pursuant to the conditions of our Equity Incentive Plan. As of December 9, 2013, we have granted an aggregate of 4,155,000 restricted shares, subject to applicable vesting schedules, under the Equity Incentive Plan.

Concurrently with the closing of this offering, we plan to offer to exchange all of the unregistered common shares we previously issued in the Equity Private Placements, other than common shares owned by SSH and other affiliates of ours, for common shares that have been registered under the Securities Act, which we refer to as the Exchange Offer. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal. See “Business—Exchange Offer.”

Common shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.

Preferred shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Upon the completion of this offering, our board of directors will consist of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder meetings

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors, an officer of the Company who is also a director or a majority of the shares then outstanding and eligible to vote. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ rights of appraisal and payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the common shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ derivative actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on liability and indemnification of officers and directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover effect of certain provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 shares of blank check preferred stock. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares. We have no current plans to issue any preferred shares.

Election and removal of directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited actions by shareholders

Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms beginning on the expiration of the initial term for each class. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or

•

any person who is our affiliate or associate and who held 15% or more of our outstanding voting shares at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding shares;

•	certain transactions that result in the issuance or transfer by us of any shares of ours to the interested shareholder;

•

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our amended and restated articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, other than certain excluded shares;

•

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of this offering;

•

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

•	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

•	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.

Registration Rights

We have agreed to register for resale up to 10,863,500 of our common shares purchased in one of the Equity Private Placements within 30 days of the request of the holder made at any time after the earlier of the closing of this offering or the commencement of the Exchange Offer.

Transfer agent

The registrar and transfer agent for our common shares will be Computershare Inc.

SHARES ELIGIBLE FOR FUTURE SALE

             Prior to this offering, all of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well. In addition, we have agreed to register for resale upon the request of the holder up to 10,863,500 of our common shares purchased in one of the Equity Private Placements within 30 days of the earlier of the closing of this offering and the commencement of the Exchange Offer.

After this offering, we will have outstanding 127,495,411 common shares, excluding shares issuable to SSH pursuant to the administrative services agreement. This includes the 26,100,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 79.5%, or 101,395,411 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of shares / % of total outstanding	Date of availability for resale into public market
5,330,000/ 4.2%

180 days after the date of this prospectus due to an agreement these shareholders have with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time subject to the limitations imposed by the U.S. securities laws applicable to our affiliates of which, 4,080,000 common shares are restricted shares subject to applicable vesting schedules.

96,065,411/ 75.3%	Following the completion of the Exchange Offer, which will be completed 56 days following the closing of this offering, up to an additional 96,065,411 common shares that were sold in the Equity Private Placements may be available for trading in the U.S. markets. These shares include up to 10,803,500 common shares we have agreed to register upon the request of the holder. See “Description of Capital Stock—Registration Rights.” Any common shares held by persons other than affiliates of the Company for at least six months will become transferable under Rule 144 beginning 90 days following the pricing of this offering.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

•     Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•     Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if	Any action required to be taken by a meeting of shareholders may be taken without a

Marshall Islands	Delaware

consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.	meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Removal:	Removal:

•     Any or all of the directors may be removed for cause by vote of the shareholders.

•     If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

•     Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be

Marshall Islands	Delaware
classes of directors, at an election of the class of directors of which such director is a part.

Directors

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a by-law.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Marshall Islands	Delaware

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to us and our shareholders and the ownership of our common shares. This discussion does not purport to deal with the tax consequences relevant to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire our common shares in this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of our activities to us, and of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Bulkers Inc. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a spot or time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless we qualify from an exemption from U.S. federal income taxation under Section 883 of the Code, or Section 883, as discussed below, a foreign corporation will be subject to U.S. federal income taxation on its “shipping income” that is treated as derived from sources within the United States, to which we refer as “U.S. source shipping income.” For U.S. federal income tax purposes, “U.S. source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

Shipping income attributable to transportation exclusively between U.S. ports is considered to be 100% derived from U.S. sources. However, we are not permitted by U.S. law to engage in the transportation that produces 100% U.S. source shipping income.

In the absence of exemption from tax under Section 883, we anticipate that our gross U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions, as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from U.S. federal income taxation of its U.S. source shipping income if:

(1) it is organized in a “qualified foreign country” which is one that grants an “equivalent exemption” from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2) one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”; or (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test.”

The Republic of The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the U.S. Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

After this offering, we anticipate that we will satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. Given the widely held nature of our common shares, we do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After this offering, our common shares, which constitute its sole class of issued and outstanding stock, are expected to be “primarily traded” on the New York Stock Exchange, or the NYSE.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” After this offering, we expect that our common shares will satisfy the listing threshold.

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (1) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (2) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume” test. We anticipate that we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding stock, to which we refer as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, qualified shareholders (as defined for purposes of Section 883) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.

We anticipate that after the offering, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5% Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if “non-qualified” 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances as to our qualification for the Section 883 exemption.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(1)	we have, or are considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source shipping income; and

(2)	substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Until the common shares are publicly traded on the NYSE, any dividends paid by us will be treated as ordinary income to a U.S. Holder, and may continue to be so treated thereafter. Dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the U.S. (such as the NYSE); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in detail below); (3) the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either

(1)	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

(2)	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

The PFIC rules contain an exception pursuant to which a foreign corporation will not be treated as a PFIC during its “start-up year.” Under this exception, a foreign corporation will not be treated as a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those taxable years. We may be able to rely upon the start-up exception to avoid being treated as a PFIC for our initial taxable year. However, as discussed below, we may be treated as a PFIC during either our 2014 taxable year or our 2015 taxable year. In addition, there is limited guidance regarding the application of the start-up exception. Therefore, there can be no assurance that we will be able to satisfy the exception.

Because we have no current business, there is a significant risk that we will be treated as a PFIC for our initial taxable year, our 2014 taxable year and our 2015 taxable year. Whether we are treated as a PFIC will depend, in part, upon whether the deposits that we make on newbuilding contracts are treated as being held for the production of “passive income” and on the amount of “passive income” that we derive for such years. In making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

After our acquisition of vessels, our status as a PFIC will depend upon the operations of those vessels. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. A U.S. holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC. We intend to promptly notify our shareholders if we determine that we are a PFIC for any taxable year.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. If, we take the position that we are not a PFIC for any taxable year and it is later determined that we were a PFIC for such taxable year, it may be possible for a U.S. Holder to make a retroactive QEF election effective in such year. If we were to be treated as a

PFIC for our initial taxable year, our 2014 taxable year and our 2015 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable years.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case after this offering, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(1)	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

(2)	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

(3)	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of “Non-U.S. Holders”

As used herein, the term “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a U.S. Holder.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(1)	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

(2)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, and the payment of gross proceeds on a sale or other disposition of our common shares, made within the United States to a non-corporate U.S. Holder will be subject to information reporting. Such payments or distributions may also be subject to backup withholding if the non-corporate U.S. Holder:

(1)	fails to provide an accurate taxpayer identification number;

(2)	is notified by the IRS that it has have failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

(3)	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividends payments or other taxable distribution on our common shares by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. If a Non-U.S. Holder sells our common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establish an exemption. If a Non-U.S. Holder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the U.S., then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a timely refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our common shares.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc. have severally agreed to purchase from us the following respective number of common shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
RS Platou Markets AS
Evercore Group L.L.C.
Global Hunter Securities, LLC
Stifel, Nicolaus & Company, Incorporated
Credit Agricole Securities (USA) Inc.

Total	26,100,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the common shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the common shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $         per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 3,915,000 additional common shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional common shares as the number of common shares to be purchased by it in the above table bears to the total number of common shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional common shares to the underwriters to the extent the option is exercised. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.6 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and SSH have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any common shares or other securities convertible into or exchangeable or exercisable for common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice except in limited circumstances. We have entered into a similar agreement with the representative of the underwriters for a period of 30-days. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up periods described above.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by RS Platou Markets AS is within the United States, RS Platou Markets AS will offer to and place common shares with investors through RS Platou Markets, Inc., an affiliated U.S. broker-dealer. The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any common shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

Other Relationships

Some of the underwriters or their affiliates have provided investment banking services to us and our affiliates in the past and may do so in the future. They receive customary fees and commissions for these services.

Deutsche Bank Securities Inc. purchased 3,200,000 common shares in the September 2013 Private Placement and 931,000 common shares in the October 2013 Private Placement, which as of the date of this prospectus together constitute approximately 4.8% of the Company’s currently outstanding common shares. The common shares purchased by Deutsche Bank Securities Inc. in the October 2013 Private Placement are deemed to be underwriting compensation by the Financial Industry Regulatory Authority (“FINRA”). Pursuant to the requirements of FINRA Rule 5110(g)(1), none of the common shares acquired by Deutsche Bank Securities Inc. in the Equity Private Placements may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the common shares, for a period of 180 days following the date the registration statement, of which this prospectus forms a part, is declared effective by the SEC, except as permitted by Rule 5110(g)(2).

We have also agreed to reimburse the underwriters for certain of their expenses, as set forth in the underwriting agreement, including legal fees incurred in the qualification of the offering with FINRA, in an amount of up to $35,000, which amount is deemed by FINRA to be underwriting compensation.

On December 5, 2013, we entered into a commitment letter with an affiliate of Credit Agricole Securities (USA) Inc. and with an affiliate of Deutsche Bank Securities Inc. for our $330.0 million Proposed Senior Secured Credit Facility.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

INDUSTRY AND MARKET DATA

The discussions contained under the heading “Industry and Market Conditions” have been reviewed by SSY Consultancy & Research Ltd., or SSY, which has confirmed to us that SSY believes they accurately describe the international drybulk shipping market as of the date of this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by SSY from its database and other industry sources. SSY compiles and publishes data for the benefit of its clients. In connection therewith, SSY has advised that (i) certain information in SSY’s database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in SSY’s database and (iii) while SSY has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented in connection with this offering by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements of Scorpio Bulkers Inc. as of September 30, 2013 and for the period from March 20, 2013 (date of inception) to September 30, 2013, included in the registration statement of which this prospectus is a part have been so included in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers Audit is a member of the French professional CPA organization.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$38,272
Printing and Engraving Expenses	$250,000
Legal Fees and Expenses	$600,000
Accountants’ Fees and Expenses	$300,000
NYSE Listing Fee	$125,000
FINRA Fee	$50,000
Blue Sky Fees and Expenses	$20,000
Transfer Agent’s Fees and Expenses	$20,000
Miscellaneous Costs	$196,728

Total	$1,600,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Scorpio Bulkers Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, consolidated changes in shareholders’ equity, and consolidated statement of cash flows present fairly, in all material respects, the financial position of Scorpio Bulkers, Inc. and its subsidiaries (a development stage company) at September 30, 2013, and the results of its operations and its cash flows for the period March 20, 2013 (date of inception) to September 30, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Audit

PricewaterhouseCoopers Audit

November 7, 2013 except for Note 9, as to which the date is December 4, 2013 and Note 4, Note 5 and Note 10, as to which the date is December 9, 2013

Monaco, Principality of Monaco

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED BALANCE SHEET

September 30, 2013
Assets
Current assets
Cash and cash equivalents	$173,043,347
Prepaid expenses and other assets	4,189

Total current assets	173,047,236

Non-current assets
Vessels under construction	88,562,638

Total non-current assets	88,562,638

Total assets	$261,609,874

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$19,242,262

Total current liabilities	19,242,262

Non-current liabilities	—

Total liabilities	19,242,262

Shareholders’ equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares; 67,425,000 shares issued and outstanding as of September 30, 2013	674,250
Paid-in capital	532,306,843
Due from Shareholders	(287,875,667)
Deficit accumulated during the development stage	(2,737,804)

Total shareholders’ equity	242,367,612

Total liabilities and shareholders’ equity	$261,609,874

See notes to consolidated financials.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED STATEMENT OF OPERATIONS

March 20, 2013 (date of inception) to September 30, 2013
Revenue
Vessel revenue	$—

Operating expenses:
Voyage expenses	—
Vessel operating expenses	—
Depreciation and amortization	—
General and administrative expenses	676,274

Total operating expenses	676,274

Operating loss	(676,274)

Other (expense) income:
Interest income	18,854
Foreign exchange loss	(2,080,384)

Total other (expense) income	(2,061,530)

Net loss	$(2,737,804)

See notes to consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of shares outstanding	Common stock	Paid-in capital	Due from Shareholders	Deficit accumulated during the development stage	Total
Balance as of March 20, 2013 (date of inception)	—	$—	$—	$—	$—	$—

Net Loss					(2,737,804)	(2,737,804)
Net proceeds from offerings	64,650,000	646,500	532,334,593	(287,875,677)		245,105,416
Issuance of restricted shares	2,775,000	27,750	(27,750)			—

Balance as of September 30, 2013	67,425,000	$674,250	$532,306,843	$(287,875,677)	$(2,737,804)	$242,367,612

See notes to consolidated financials.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from March 20, 2013 (date of inception) to September 30, 2013
Operating activities:
Net loss	$(2,737,804)
Loss on foreign currency transactions	2,080,396
Increase in prepaid expenses and other current issues	(4,189)
Increase in accounts payable and accrued expenses	634,757

Net cash used in operating activities	(26,840)

Investing activities
Payments for vessels under construction	(70,052,638)

Net cash used in investing activities	(70,052,638)

Financing activities
Proceeds from issuance of common stock	243,122,525

Net cash provided by financing activities	243,122,525

Increase in cash and cash equivalents	173,043,047
Cash at cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$173,043,047

See notes to consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

1.    General information and significant accounting policies

Company

Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us” or the “Company”) is a company formed for the purpose of acquiring and operating the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

As at the report date, post September 30, 2013, the Company has ordered 36 newbuilding drybulk carriers, which it intends to operate. The planned principal operations of the Company have not yet commenced and no revenue has been produced. The Company is considered a development stage company under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation.

Significant Accounting Policies

Additional information—Development stage company

The preparation of financial statements in conformity with U.S. GAAP requires the disclosure of certain information applicable to development stage companies:

•	The balance sheet includes cumulative net losses under the caption “Deficit accumulated during the development stage” in shareholders’ equity;

•	The statement of operations shows amounts of revenue and expenses for each period and, in addition, cumulative amounts from the company’s inception;

•	The statement of changes in shareholders’ equity shows the changes in components of shareholders’ equity for each period and, in addition, cumulative amounts from the Company’s inception; and

•

The statement of cash flows shows the sources and uses of financial resources for each period for which an income statement is presented and, in addition, cumulative amounts from the company’s inception.

The Company was incorporated in March 2013 hence there is only one period reported in these financial statements.

Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

In addition to the estimates noted above, significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value of vessels, useful life of vessels and the fair value of derivative instruments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Foreign currencies

The individual financial statements of Scorpio Bulkers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.

In preparing the financial statements of Scorpio Bulkers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is recognized in the consolidated statement of operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statement of operations.

Vessels under construction

Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.

The following are accounting policies that the Company will adopt going forward.

Once the planned operations of the Company commence, the following accounting policies will be relevant.

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue is comprised of either time charter revenue, voyage revenue and/or pool revenue.

(1)	Time charter revenue is recognized ratably as services are performed based on the daily rates specified in the time charter contract.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

(2)	Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. We do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. We do not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

(3)	Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

•	the number of days the vessel participated in the pool in the period.

We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel’s pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Voyage expenses

Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters are expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters, voyage expenses are calculated on a discharge-to-discharge basis.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we pay to Scorpio Ship Management S.A.M., or SSM. Pursuant to an agreement, or the Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

General and administrative costs

We plan to enter into an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, a party related to us, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. Under the terms of this agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Charterhire expense

Charterhire expense is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at charter rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs. Charterhire expense is recognized ratably over the charterhire period.

Operating leases

Costs in respect of operating leases are charged to the consolidated statement of operations on a straight line basis over the lease term.

Income tax

Scorpio Bulkers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, we will not have any tax charges, benefits, or balances.

Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income attributable

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

Vessels, net

Vessels, net is stated at historical cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition cost of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Vessels under construction are not depreciated until such time as they are ready for use. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods.

Deferred drydocking costs

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.

We only include in deferred drydocking those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

Impairment of long-lived assets

We follow Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

Inventories

Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased.

Deferred financing costs

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities and amending existing loan facilities. These costs are amortized over the life of the related debt and are included in interest expense.

Fair value of financial instruments

The estimated fair values of our financial instruments such as amounts due to / due from charterers, accounts payable and long-term debt, approximate their individual carrying amounts due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities.

The fair value of the interest rate swaps is the estimated amount we would receive or have to pay in order to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and our creditworthiness for liabilities.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedging relationship. We designate certain derivatives as hedges of highly probable forecast transactions (cash flow hedges) as described further below.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.

Hedge accounting for cash flow hedges

Our policy is to designate certain hedging instruments, which can include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. At the inception of the hedge relationship, we document the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, we document whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other assets or other liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in net profit or loss. Hedge effectiveness is measured quarterly.

Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the statement of profit or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in the hedge reserve and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in the hedge reserve is recognized immediately in profit or loss.

Provisions

Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Restricted stock

We follow ASC Subtopic 718-10, “Compensation—Stock Compensation” (“ASC 718-10”), for restricted stock issued under our equity incentive plans. Stock-based compensation costs from restricted stock are classified as a component of additional paid-in capital. The restricted stock awards granted to our employees and directors contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards is calculated by multiplying the share price on the grant date and the number of restricted stock shares granted that are expected to vest. We believe that the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an employee or director is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of non-market-based vesting conditions.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

2.    Cash Flow Information

For the period from March 20, 2013 (date of inception) to September 30, 2013, the Company had non-cash investing activities not included in the consolidated statement of cash flows of $18,510,000 relating to amounts due for vessels under construction.

3.    Cash and cash equivalents

Included in cash and cash equivalents as of September 30, 2013 is a $170,000,000 short-term deposit with an original maturity of less than three months.

4.    Vessels under construction

Vessels under construction is $88,562,638 as of September 30, 2013. Substantially all of this amount relates to initial installments on 15 of our newbuilding contracts, which includes an unpaid amount of $18,510,000 relating to two newbuilding contracts included on our consolidated balance sheet as accounts payable and accrued expenses.

As of December 9, 2013, we have contracts to acquire 52 newbuilding drybulk carriers, including 28 Ultramax vessels with carrying capacities between 60,000 and 64,000 dwt and 21 Kamsarmax vessels with carrying capacities between 82,000 and 84,000 dwt and three Capesize vessels with carrying capacities of 180,000 dwt. The aggregate purchase price of these 52 newbuildings will be approximately $1,590.5 million of which we have paid $251.5 million through December 9, 2013. These drybulk carriers will be constructed in the following shipyards:

•	Nantong COSCO KHI Ship Engineering Co., Ltd. (China)- six Ultramax vessels with delivery dates scheduled to occur between the first quarter of 2015 and the second quarter of 2016.

•	Dalian Cosclo KHI Ship Engineering Co. Ltd. (China)- four Ultramax vessels with delivery dates scheduled to occur between the second quarter of 2015 and the fourth quarter of 2015.

•	Chengxi Shipyard Co., Ltd. (China)- ten Ultramax vessels with delivery dates scheduled to occur between the first quarter of 2015 and the third quarter of 2016.

•	Mitsui Engineering & Shipbuilding Co. Ltd. (Japan)- four Ultramax vessels with delivery dates scheduled to occur between the second quarter of 2016 and the third quarter of 2016.

•

Imabari Shipbuilding Co. Ltd. (Japan)- four Ultramax vessels with delivery dates scheduled to occur between the fourth quarter of 2015 and the first quarter of 2016 and two Kamsarmax vessels with delivery dates scheduled to occur between the first quarter of 2015 and the third quarter of 2015.

•	Tsuneishi Group (Zhoushan) Shipbuilding Inc. (Japan)- two Kamsarmax vessels with delivery dates scheduled to occur between the third quarter of 2015 and the first quarter of 2016.

•	Hudong-Zhonghua Shipbuilding (Group) Co., Inc. (China)- 11 Kamsarmax vessels with delivery dates scheduled to occur between the third quarter of 2015 and the third quarter of 2016.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

•	Jiangsu Yangzijiang Shipbuilding Co. Ltd. (China)- four Kamsarmax vessels with delivery dates between the third quarter of 2015 and the first quarter of 2016.

•	Shanghai Jiangnan-Changxing Shipbuilding Co. (China)- two Kamsarmax vessels with delivery dates between the second quarter of 2014 and the third quarter of 2014.

•	Daewoo Mangalia Heavy Industries S.A. (Romania)- three Capesize vessels with delivery dates between the fourth quarter of 2015 and the first quarter of 2016.

5.    Contractual Obligations

The Company’s estimated commitments through the expected delivery dates of the 52 vessels under construction aggregate approximately $1,338.9 million (See Note 4) which will be payable as follows (in millions of dollars):

	2013 (1)	2014	2015	2016
Vessels under Construction	$103.3	$113.0	$690.2	$432.4

(1)	Relates to the period from December 9, 2013 to December 31, 2013.

6.    Common shares

Between July 1, 2013 and July 16, 2013, we issued and sold 31,250,000 common shares (including 1,500 common shares issued in connection with our formation), par value $0.01 per share, for net proceeds of $242.8 million and on September 24, 2013 we issued and sold an additional 33,400,000 common shares for net proceeds of $290.2 million, as denominated in Norwegian kroner (NOK) as of that date, in Norwegian private placement transactions exempt from registration under the Securities Act. As of September 24, 2013, we recorded a receivable from shareholders of $290.0 million, denominated in NOK, which was not paid until October 2013. As of September 30, 2013, the value of this receivable from shareholders, which we recorded as a reduction of shareholders’ equity, declined to $287.9 million due to foreign currency fluctuations. We recorded this $2.1 million decline in fair value as other expense on our consolidated statement of operations.

As of September 30, 2013, we have:

•	67,425,000 shares of common stock outstanding, the $0.01 par value of which is recorded as common stock of $674,250.

•	Paid-in capital of $532.3 million which represents the excess of net proceeds from common stock issuances over the par value.

•	Receivable from shareholders of $287.9 million, which is described above.

7.    Equity Incentive Plan

Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved a total of 4,862,021 common shares for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Following the completion of this offering, the Equity Incentive Plan will be administered by our Compensation Committee.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

Under the expected terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

On September 30, 2013, we granted an aggregate of 2,775,000 restricted shares to officers and employees. Of this total, 1,395,000 restricted shares vest in three equal installments on July 27, 2015, July 27, 2016 and July 27, 2017. The remaining 1,380,000 restricted shares vest in three equal installments on September 30, 2015, September 30, 2016 and September 30, 2017. The aggregate fair value of these awards is $26,917,500, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant. Stock-based compensation expense for these grants will be $2,541,608, $10,083,553, $8,456,334, $4,330,192 and $1,505,813 for the period from October 1, 2013 to December 31, 2013 and for the years ended December 31, 2014, 2015, 2016 and 2017, respectively.

8.    General and administrative expenses

Of our $676,274 of general and administrative expenses for the period from March 20, 2013 (date of inception) to September 30, 2013, $563,319 consists of our senior management’s salaries which began to accrue on July 1, 2013. This amount is unpaid as of September 30, 2013, and is included in our consolidated balance sheet as accounts payable and accrued expenses.

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

9.    Related party transactions

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”) and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months notice. SCM and SSM are companies affiliated with us. In addition, our Co-founder, Chairman and Chief Executive Officer, Emanuele Lauro, is a member of the Lolli-Ghetti family, which owns and controls SCM, our commercial manager, and SSM, our technical manager. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools, which include the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, the Scorpio MR Pool and the Scorpio Handymax Tanker Pool) and will manage the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool in which we expect our Initial Fleet will be employed. For commercial management of any of our vessels that does not operate in one of these pools, we will pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.

SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel.

We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. SSH also arranges acquisitions for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We will also pay SSH a fee for arranging vessel acquisitions, including newbuildings, equal to $250,000 per vessel, due upon delivery of the vessel, which is payable in our common shares. We have agreed to issue upon delivery of each vessel (i) 31,250 common shares to SSH as payment related to each of the first 17 vessels in our Initial Fleet; (ii) 25,811 common shares to SSH as payment related to each of the next nine vessels in our Initial Fleet; (iii) 25,633 common shares to SSH as payment related to each of the next ten vessels in our Initial Fleet; (iv) 26,419 common shares to SSH as payment related to each for the next four Kamsarmax vessels in our Initial Fleet; and (v) 26,185 common shares to SSH as payment related to each of the next three Capesize

SCORPIO BULKERS INC. AND SUBSIDIARIES

(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013—(Continued)

vessels in our Initial Fleet; (vi) 26,197 common shares to SSH as payment related to each of the next two vessels in our Initial Fleet; and (vii) 26,396 common shares to SSH as payment related to each of the next seven vessels in our Initial Fleet. For all future vessels the number of common shares issuable to SSH as payment is based on the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH three years after this initial public offering upon 12 months notice.

During July 2013, we issued and sold 1,250,000 common shares (including 1,500 common shares issued in connection with our formation) to SSH for $10.0 million as part of a series of Norwegian private transactions exempt from registration under the Securities Act. These common shares are subject to a contractual lock-up until July 2014.

10.    Subsequent events

During October 2013, we received $288.8 million of proceeds from the sale of 33,400,000 common shares that had been consummated on September 24, 2013, and in November 2013 we received $291.0 million of proceeds from the sale of 32,590,441 common shares that had been consummated in October 2013 in two separate Norwegian private transactions exempt from registration under the Securities Act.

Between October 1, 2013 and December 9, 2013, we paid an aggregate of $181.5 million (including $18.5 million that had been accrued for as of September 30, 2013) relating to initial deposits on newbuilding contracts for 27 drybulk carriers with fuel-efficient specifications and carrying capacities ranging from 61,000 and 84,000 dwt, leaving us with a cash balance of $570.6 million as of December 9, 2013. The aggregate purchase price of our 52 vessels to be constructed is approximately $1,590.5 million.

On November 6, 2013, we granted 1,380,000 restricted shares to officers of the Company. These restricted shares vest in three equal installments on November 6, 2015, November 6, 2016 and November 6, 2017. The fair value of these awards was $13,289,400.

Through November 16, 2013, we entered into agreements for the construction of four Kamsarmax drybulk vessels with carrying capacities of approximately 82,000 dwt and three Capesize vessels with carrying capacities of approximately 180,000 dwt for an aggregate purchase price of $278.0 million. These newbuilding vessels are scheduled to be delivered between the third quarter of 2015 and the first quarter of 2016.

Between November 17, 2013 and December 4, 2013, we entered into agreements to acquire seven Kamsarmax drybulk vessels with carrying capacities of 82,000 dwt and two Ultramax drybulk vessels with carrying capacities of 60,200 dwt for an aggregate purchase price of approximately $282.6 million. These newbuilding vessels are scheduled to be delivered between the second quarter of 2014 and the third quarter of 2016.

26,100,000 Common Shares

Scorpio Bulkers Inc.

PROSPECTUS

Deutsche Bank Securities

Credit Suisse

RS Platou Markets AS

Evercore

Global Hunter Securities

Stifel

Credit Agricole CIB

                    , 2013

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

I. Article VIII of the Amended and Restated Bylaws of the Registrant provides as follows:

1.	Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section. Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

2.	The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II. Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

(1)	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)

Actions by or in right of the corporation.    A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)	Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7. Recent Sales of Unregistered Securities

In July 2013, we issued 31,250,000 common shares, in September 2013, we issued 33,400,000 common shares and in October 2013 we issued 32,590,411 common shares, in Norwegian private placement transactions exempt from registration under the Securities Act. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A of the Securities Act. RS Platou Markets AS

acted as lead manager for the private placements, for which it received customary fees. The proceeds of these transactions are expected to be applied to partially finance the acquisition of our Initial Fleet.

Securities Sold	Date Sold	Gross Consideration Per Share	Net Consideration	Exemption from Registration	Purchasers
31,250,000 Common Shares	July 2013	$8.00 per share	$242.8 million	Regulation S and Rule 144A	Non-U.S. Investors and Qualified Institutional Buyers

33,400,000 Common Shares	September 2013	$8.96 per share	$290.2 million	Regulation S and Rule 144A	Non-U.S. Investors and Qualified Institutional Buyers

32,590,411 Common Shares	October 2013	$9.21 per share	$291.0 million	Regulation S and Rule 144A	Non-U.S. Investors and Qualified Institutional Buyers

Item 8. Exhibits and Financial Statement Schedules

Number	Description

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of the Company**

3.2	Amended and Restated Bylaws of the Company**

4.1	Form of Common Share Certificate**

5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the common shares**

8.1	Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters**

10.1	Master Agreement**

10.2	Administrative Services Agreement**

10.3	Equity Incentive Plan**

10.4	Form of Shipbuilding Contract of Chengxi Shiyard Co. Ltd.**

10.5	Form of Shipbuilding Contract of Dalian COSCO KHI Ship Engingeering Co. Ltd.**

10.6	Form of Shipbuilding Contract of Hudong-Zhongdua Shipbuilding (Group) Co., Inc.**

10.7	Form of Shipbuilding Contract of Imabari Shipbuilding Co. Ltd.**

10.8	Form of Shipbuilding Contract of Daewoo Mangalia Heavy Industries S.A.**

10.9	Form of Shipbuilding Contract of Tsuneishi Group (Zhoushan) Shipbuilding Inc.**

10.10	Form of Shipbuilding Contract of Mitsui Engineering & Shipbuilding Co. Ltd.**

10.11	Form of Shipbuilding Contract of Nantong COSCO KHI Ship Engineering Co., Ltd.**

10.12	Form of Shipbuilding Contract of Jiansu Yangzijian Shipbuilding Co. Ltd.**

Number	Description

10.13	Form of Shipbuilding Contract of Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd.**

10.14	Commitment Letter, dated December 5, 2013, for a term loan facility of up to $330,000,000**

10.15	Share Purchase Agreement, dated December 5, 2013, by and among SBI Zumba Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Belgrave Shipping Limited

10.16	Share Purchase Agreement, dated December 5, 2013, by and among SBI Conga Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Cavendish Shipping Limited

10.17	Share Purchase Agreement, dated December 5, 2013, by and among SBI Bolero Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Fitzroy Shipping Limited

10.18	Share Purchase Agreement, dated December 5, 2013, by and among SBI Reggae Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Sloane Shipping Limited

10.19	Share Purchase Agreement, dated December 5, 2013, by and among SBI Sousta Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Bedford Shipping Limited

10.20	Form of Registration Rights Agreement

14.1	Code of Ethics**

21.1	List of Subsidiaries**

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Seward & Kissel LLP (included in Exhibit 5.1 and Exhibit 8.1)**

23.3	Consent of SSY Consultancy & Research Ltd.**

23.4	Consent of Mr. Roberto Giorgi, Director Nominee**

23.5	Consent of Mr. Einar Michael Steimler, Director Nominee**

23.6	Consent of Mr. Christian M. Gut, Director Nominee**

24.1	Powers of Attorney (included in the signature page hereto)**

**	Previously filed.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Monaco, Principality of Monaco on the 11th day of December, 2013.

SCORPIO BULKERS INC.

By:	/s/ Emanuele A. Lauro
Name:	Emanuele A. Lauro
Title:	Chief Executive Officer (Principal Executive Officer)

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence Rutkowski and Edward Horton or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on December 11, 2013.

Signature	Title

/s/ Emanuele A. Lauro Emanuele A. Lauro	Chief Executive Officer, Founder, Chairman and Director (Principal Executive Officer)

/s/ Robert Bugbee Robert Bugbee	President, Founder and Director

/s/ Hugh Baker Hugh Baker	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of New York, State of New York, on December 11, 2013.

SCORPIO SALT LLC

By:	/s/ Hugh Baker
Name:	Hugh Baker
Title:	Authorized Person